   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1996.
                                                    REGISTRATION NO. 333-
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            K&G MEN'S CENTER, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

         Georgia                    5651                    58-1898817
     (STATE OR OTHER          (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OR             INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR         CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                       1750-A Ellsworth Industrial Blvd.
                            Atlanta, Georgia 30318
                                (404) 351-7987
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 John C. Dancu
                            Chief Financial Officer
                            K&G Men's Center, Inc.
                       1750-A Ellsworth Industrial Blvd.
                            Atlanta, Georgia 30318
                                (404) 351-7987
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  Copies to:
      J. Stephen Hufford, Esq.                James L. Smith, III, Esq.
         Hunton & Williams                       Troutman Sanders LLP
   NationsBank Plaza, Suite 4100            NationsBank Plaza, Suite 5200
      600 Peachtree Street, NE                600 Peachtree Street, N.E.
       Atlanta, Georgia 30308                   Atlanta, Georgia 30308
           (404) 888-4045                           (404) 885-3111

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following Box. [_]

                        CALCULATION OF REGISTRATION FEE

=======================================================================================
                                                         PROPOSED MAXIMUM
TITLE OF EACH CLASS OF       AMOUNT     PROPOSED MAXIMUM    AGGREGATE       AMOUNT OF
SECURITIES                   TO BE       OFFERING PRICE      OFFERING      REGISTRATION
TO BE REGISTERED         REGISTERED(1)    PER SHARE(2)       PRICE(2)          FEE
---------------------------------------------------------------------------------------
Common Stock, $.01 par     1,380,000
 value..................     shares          $25.25        $34,845,000      $10,559.09
=======================================================================================

(1) Includes 180,000 shares that may be sold pursuant to an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee based upon the average between the high and low price of the Common Stock on the Nasdaq National Market on October 9, 1996, pursuant to Rule 457(c).

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

==============================================================================

                 SUBJECT TO COMPLETION, DATED OCTOBER 14, 1996

                                1,200,000 SHARES

                                      LOGO

                                  COMMON STOCK

                                  -----------

  Of the 1,200,000 shares of Common Stock offered hereby, 313,850 shares are being sold by K&G Men's Center, Inc. (the "Company") and 886,150 shares are being sold by certain selling shareholders named herein (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares offered by the Selling Shareholders. See "Principal and Selling Shareholders."

  The Common Stock is quoted on the Nasdaq National Market under the symbol "MENS." On October 11, 1996, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $25.875. See "Price Range of Common Stock."

  SEE "RISK FACTORS" ON PAGES 7 THROUGH 10 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

===============================================================================

                                                                  PROCEEDS TO
                       PRICE TO     UNDERWRITING   PROCEEDS TO      SELLING
                        PUBLIC      DISCOUNT(1)     COMPANY(2)    SHAREHOLDERS
------------------------------------------------------------------------------
Per share..........     $               $             $              $
------------------------------------------------------------------------------
Total(3)...........    $               $              $              $

===============================================================================
(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting expenses of the offering payable by the Company estimated
    to be $    .
(3) The Company and certain of the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 180,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount,
    Proceeds to Company and Proceeds to Selling Shareholders will be $    ,
    $    , $     and $    , respectively. See "Underwriting."

                                  -----------

  The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if received and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing the
Common Stock will be made on or about      , 1996.

THE ROBINSON-HUMPHREY COMPANY, INC.

                              J.C. BRADFORD & CO.

                                                         INTERSTATE/JOHNSON LANE
                                                               CORPORATION
     , 1996
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                          [INTERIOR STORE PHOTOGRAPH]




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                         [INTERIOR STORE PHOTOGRAPHS]

                         [INTERIOR STORE PHOTOGRAPHS]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The term "Company," as used herein, includes the operations of K&G Men's Center, Inc., its subsidiaries and certain entities affiliated with the Company by virtue of the Company's ownership of at least 50% of the outstanding stock of each of them. See Note 2 of Notes to Consolidated Financial Statements. Except as otherwise specified, this Prospectus assumes no exercise of the Underwriters' over-allotment option. The Company has a 52/53-week fiscal year that ends on the Sunday closest to the end of January of each year. As used herein, "fiscal 1993," "fiscal 1994," "fiscal 1995" and "fiscal 1996" refer to the Company's fiscal years ended January 30, 1994, January 29, 1995 and January 28, 1996, and the fiscal year ending February 2, 1997, respectively.

                                  THE COMPANY

  K&G Men's Center, Inc. ("K&G" or the "Company") is a rapidly growing superstore retailer of men's apparel and accessories. K&G's stores offer first-quality, current-season men's apparel comparable in quality to that of traditional department and fine specialty stores, but at everyday low prices 30% to 70% below those typically charged by such stores. The Company's merchandising strategy emphasizes broad and deep assortments across all major menswear categories, including tailored clothing, casual sportswear, dress furnishings, footwear and accessories. This dominant merchandise selection, which includes brand name as well as private label merchandise, positions the Company to attract a wide range of menswear customers in each of its markets. In addition, the Company's philosophy of delivering everyday value distinguishes K&G from other retailers that adopt a more promotional pricing strategy.

  The Company's 16 stores operating in 11 states are "destination" stores located primarily in low-cost warehouses. The Company's stores are operated under the names "K&G Men's Center" and "K&G MenSmart" east of the Mississippi River and "T&C Men's Center" and "T&C MenSmart" west of the Mississippi River. K&G's stores are open for business on Fridays, Saturdays and Sundays only, except for a limited number of Monday holidays and an expanded schedule for the holiday season when the store is open every day. The Company pioneered the weekend strategy in menswear as a means of responding to its customers' shopping habits and creating a sense of urgency to purchase, while facilitating cost control and inventory replenishment. This strategy is an integral element of the Company's retail formula that emphasizes low operating costs, low mark-ups and high inventory turnover to produce attractive store-level economics.

  The defining elements of the K&G concept and the Company's strategy are:

    Customer Orientation. K&G believes it has structured all aspects of its business to be responsive to the needs and desires of its customers. The Company's broad and deep selection of first-quality merchandise provides one-stop shopping convenience. In addition, K&G's commitment to everyday low prices assures customers that they can consistently purchase menswear at prices substantially below those of traditional department and fine specialty stores. Further, the Company's stores are open during those hours when men most frequently shop. Management considers the customer-oriented nature of K&G's merchandising and operating policies the most fundamental element of the Company's business strategy.

    Broad and Consistent Selection of First-Quality Merchandise. K&G's abundant merchandise offerings consist of all major categories of men's apparel, including business attire (suits, sportcoats, shirts and ties), casual wear (slacks, shorts, polo-style shirts, sweaters and activewear), formal wear (tuxedos and related furnishings), accessories (underwear, socks, belts, gloves and scarves), outerwear and footwear. In each merchandise category other than accessories, the Company strives to offer its customers a dominant selection of "good-better-best" merchandise that enables the customer to make the value/quality decision that best fits his needs. Recognizing the trend toward casual dressing in the workplace, K&G added casual clothing and sportswear to its tailored clothing selection in 1991, and tailored clothing accounted for less than half of the Company's net sales in fiscal 1995.

    Everyday Low Pricing and Low Mark-Ups. K&G's pricing strategy is to enhance customer value by offering "impossible prices" --everyday low prices (typically 30% to 70% below prices charged by traditional department and fine specialty stores) achieved by minimizing the mark-up added to its merchandise. This pricing strategy is designed to drive sales volume and generate high inventory turnover, and contrasts distinctly with the pricing strategies of many department and specialty stores. These stores add a higher mark-up to their merchandise when it first appears on the selling floor, and then later sell the goods at a promotional price that still typically exceeds K&G's everyday low price.

    Destination Superstores. K&G's stores are "destination" stores located primarily in low-cost warehouses easily accessible from major highways and thoroughfares. The Company seeks to make an immediate visual impact on customers entering its stores through its presentation of an abundant selection of fresh, first-quality merchandise. K&G instills a sense of urgency for the customer to purchase by opening its stores for business on Fridays, Saturdays and Sundays only, and management believes that a high percentage of customers who come to K&G's stores purchase merchandise during their visit. In addition, by replenishing its stores weekly, the Company encourages customers to shop frequently to seek opportunistic purchases.

    Low-Cost Operations. The Company seeks to minimize costs throughout its operations. This low-cost philosophy begins with merchandise purchasing, where the Company consistently seeks to obtain the lowest price available from its vendors, rather than asking for special allowances or other concessions. In addition, K&G is able to reduce its rental obligations by locating its stores primarily in low-cost warehouses. K&G's weekend-only format reduces payroll costs and eliminates the need for a central distribution center, enabling the Company's vendors to drop-ship most merchandise directly to the stores. Further, word-of-mouth publicity, combined with the efficient implementation and management of K&G's advertising program, results in below industry average advertising expenditures as a percentage of net sales. Through the use of these strategies, the Company is able to minimize its costs and pass those savings along to its customers.

  The Company believes that the effect of its merchandising approach and low-cost operating strategy is to significantly influence the buying patterns of menswear consumers in each market it serves. This effect is demonstrated by the Company's historical increases in comparable store sales and by its high inventory turnover (4.2x in fiscal 1995), both of which exceed menswear industry averages. K&G opened its first store in December 1989, and at the end of fiscal 1995 had 11 stores. See "--Summary Consolidated Financial Data." The Company's sales have grown from $7.5 million in fiscal 1990, its first full year of operation, to $60.0 million in fiscal 1995, a 52% compounded annual growth rate. In addition, net income increased from approximately $1.2 million in fiscal 1993 to $3.2 million in fiscal 1995.

  K&G's expansion strategy is to open stores in metropolitan markets, including those markets with the potential for multiple sites. Clustering multiple stores in a single market permits the Company to capture advertising and management efficiencies. K&G does not utilize a distribution center; accordingly, it is not constrained geographically or by the capacity limits of a central facility, allowing management to concentrate on the best real estate opportunities in targeted markets. Since October 1995, the Company has opened eight stores, doubling its store base to 16 stores. The eight stores included two stores each in the Boston and Washington, D.C. areas and stores in Atlanta, Baltimore, Kansas City, Kansas and Long Island. In the fourth quarter of fiscal 1996, the Company will open a store in Columbus, Ohio. The Company intends to open eight new stores in fiscal 1997 and eight to ten new stores in fiscal 1998.

                                  THE OFFERING

Common Stock offered by the Company...............    313,850 shares
Common Stock offered by the Selling Shareholders..    886,150 shares
Common Stock to be outstanding after the offering.  6,691,350 shares(1)
Use of proceeds by the Company....................  To finance new store expansion and for working capital and other general
                                                    corporate purposes. See "Use of
                                                    Proceeds."
Nasdaq National Market symbol.....................  MENS

--------
(1) Excludes (i) 123,325 shares of Common Stock issuable upon the exercise of outstanding stock options and (ii) 489,175 shares available for grant under the Company's stock option plans. See "Management--Stock Option Plan for Directors" and "--Stock Option Plan for Employees."

                                  RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                      YEAR ENDED               SIX MONTHS ENDED(1)
                          ----------------------------------- ---------------------
                          JANUARY 30, JANUARY 29, JANUARY 28, JULY 30,   JULY 28,
                             1994        1995        1996       1995       1996
                          ----------- ----------- ----------- --------  -----------
                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS
DATA:
Net sales...............    $37,081     $49,801     $60,027   $25,103     $35,745
Gross profit............      8,229      11,557      14,433     5,931       8,276
Operating income........      2,241       3,722       5,138     1,914       2,172
Net income..............      1,157       2,298       3,186     1,189       1,489
Net income per common
 and common equivalent
 share..................    $  0.26     $  0.48     $  0.61   $  0.23     $  0.23
Weighted average common
 and common equivalent
 shares outstanding
 (000's)................      4,410       4,830       5,250     5,250       6,378
SELECTED OPERATING DATA:
Comparable store sales
increase(2).............        7.9%       17.2%       11.9%     15.5%       11.1%(4)
Average sales per square
 foot of selling
 area(3)................    $   501     $   539     $   517   $   231     $   214(4)
Stores open at beginning
of period...............          5           7           9         9          11
Stores opened during
period..................          2           2           3        --           3
Stores closed during
period..................         --          --           1        --          --
Stores open at end of
period..................          7           9          11         9          14
                                                               AS OF JULY 28, 1996
                                                              ---------------------
                                                                            AS
                                                               ACTUAL   ADJUSTED(5)
                                                              --------  -----------
                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................................  $18,789     $26,364
Total assets................................................   26,890      34,465
Total debt..................................................      205         205
Shareholders' equity........................................   20,739      28,314

--------
(1) The business of the Company is seasonal, and results for any period within a fiscal year are not necessarily indicative of the results that may be achieved for a full fiscal year.
(2) A new or relocated store becomes comparable beginning in its fourteenth full month of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."
(3) Average sales per square foot of selling area is calculated by dividing selling area square footage for all stores open the entire period into total net sales for those stores. Selling area excludes administrative, storage, alterations and fitting areas.
(4) The Company's original store in Atlanta was relocated in February 1996 to a larger location across the street, and is therefore excluded from the calculation of both comparable store sales and average sales per square foot of selling area for the six months ended July 28, 1996.
(5) Adjusted to reflect the sale by the Company of 313,850 shares of Common Stock offered hereby at an assumed offering price of $25.875 per share and the use of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                 RISK FACTORS

  Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby. This Prospectus contains certain forward-looking statements with respect to the Company's operations, industry, financial condition and liquidity. These statements reflect the Company's assessment of a number of risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth below and elsewhere in this Prospectus.

SMALL STORE BASE

  The Company opened its first store in 1989 and presently operates 16 stores. Of these stores, eight were opened during the period from October 1995 to September 1996. Prior to these openings, the last store opened by the Company was its Cincinnati store in May 1994. Consequently, the Company has a relatively limited history of opening and operating stores, and also previously closed two stores due to those stores' financial underperformance. Moreover, the Company's operating profits have historically been disproportionately generated by stores that have been operating for longer periods of time. Due to these factors, the results achieved to date by the Company's relatively small store base may not be indicative of the results that may be achieved from a larger number of stores. In addition, should any new store be unprofitable or should any existing store experience a decline in profitability, the effect on the Company's results of operations would be more significant than would be the case if the Company had a larger store base. Although management believes that it has carefully planned for the implementation of its expansion program, there can be no assurance that such plans can be executed as envisioned or that the implementation of those plans will not have an adverse effect on results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- General" and "Business--Expansion Strategy."

EXPANSION AND ITS ANTICIPATED FINANCIAL EFFECT

  The Company's future operating results will depend largely upon its ability to open and operate new stores successfully and to manage a larger business profitably. The success of K&G's planned expansion strategy is dependent upon many factors, including identifying suitable markets and sites for new stores, negotiating leases with acceptable terms, building or refurbishing stores and obtaining site financing. In addition, the Company must be able to continue to hire, train and retain competent managers and store personnel. The failure of the Company to achieve its expansion goals on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract and retain qualified management and other personnel, appropriately upgrade its systems and controls or manage operating expenses could adversely affect the Company's future operating results.

  A variety of factors, including store location, store size, the time of year when the store is opened and the level of initial advertising expenditures influence if and when a store becomes profitable. Each of the Company's stores opened since the end of fiscal 1992 that has been in operation for at least one year (except its closed Detroit store) became profitable within 12 months of its opening. No assurance can be given that all of the Company's stores will become profitable within the same time frame in the future.

  Since October 1995, the Company has opened eight stores, doubling its store base to 16 stores. The Company intends to open one more store in fiscal 1996, bringing its store count to 17. The Company intends to open eight new stores in fiscal 1997 and has no operating experience in certain of the markets in which it expects to open new stores. The Company's store base includes a relatively high proportion of younger stores, which have yet to reach maturity. The Company's more mature stores historically have produced higher sales per square foot and higher operating margins than its younger stores. K&G's planned expansion is expected to produce a decrease in the Company's overall sales per square foot and operating margins. Increases in the level of advertising and pre-opening expenses associated with the opening of new stores may also contribute to a decrease in the Company's operating margins. Finally, opening new stores in existing markets may also reduce sales of existing stores in those markets, negatively impacting comparable store sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Expansion Strategy."

MERCHANDISE AND MARKET TRENDS

  The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. Accordingly, any failure by the Company to identify and respond to emerging trends could adversely affect consumer acceptance of K&G's merchandise, which in turn could adversely affect the Company's results of operations. If the Company miscalculates either the market for the merchandise in its stores or its customers' purchasing habits, it may be required to sell a significant amount of inventory at below average mark-ups over the Company's cost, or below cost, which could adversely affect the Company's financial condition and results of operations. Furthermore, as with other retail businesses, the Company's operations may be adversely affected by unfavorable local, regional or national economic developments which result in reduced consumer spending in the markets served by its stores.

  Industry sources indicate that unit sales of men's suits have declined or remained relatively constant over many years. This is primarily attributable to men allocating a lower portion of their disposable income to tailored clothing and to a trend toward more casual dressing in the workplace. Because men's tailored clothing accounts for approximately 43% of the merchandise sold by the Company, if unit sales continue to decline or remain relatively constant, there can be no assurance that the Company will continue to be able to maintain or increase its sales volume or maintain its profitability.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  The Company's business is affected by the seasonal pattern common to most retailers. Historically, its highest net sales and operating income have been experienced during the fourth quarter, which includes the holiday selling season. During fiscal 1995, approximately 37% of the Company's net sales and approximately 43% of its operating income were generated during the fourth quarter. Accordingly, any adverse trend in net sales for such period could have a material adverse effect upon the Company's profitability and could adversely affect the Company's results of operations for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results, Seasonality and Inflation."

  In addition to seasonality, the Company's results of operations may fluctuate from quarter to quarter as a result of the amount and timing of sales contributed by new stores, the advertising and pre-opening expenses associated with the opening of new stores and the integration of new stores into the operations of the Company, as well as other factors.

VENDOR RELATIONSHIPS

  The Company's business is dependent upon its ability to purchase first-quality, current-season, brand name and private label merchandise at competitive prices. A disruption of vendor relationships could adversely affect the Company's business. Although management believes that the Company's relations with its vendors currently are satisfactory and that the Company currently has adequate sources of brand name and private label merchandise, there can be no assurance that the Company will be able to acquire such merchandise, especially on an opportunistic, in-season basis, to the extent it has in the past. As the Company's store base grows, management expects the percentage of opportunistic, in-season purchases made by the Company to decrease. See "Business--Purchasing and Distribution."

COMPETITION

  The market for menswear is highly fragmented and competitive. The Company faces intense competition for customers and for access to quality merchandise from traditional department stores, specialty retailers and off-price retail chains, including other retailers that have developed their own menswear superstore formats. Certain of the Company's competitors have recently been the subject of bankruptcy proceedings, which can produce intense price competition in the industry as a result of promotional activity. Many of the Company's competitors have greater financial and other resources than the Company, and there can be no assurance that the Company will be able to compete successfully with these competitors in the future. See "Business-- Merchandising" and "--Competition."

RELIANCE ON KEY PERSONNEL

  The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of Stephen H. Greenspan, its Chairman, President and Chief Executive Officer. The loss of Mr. Greenspan's services could have a material adverse effect on the Company. The Company's continued success is also dependent upon its ability to attract and retain qualified employees to meet the Company's needs during expansion. See "Management."

CONTROL OF THE COMPANY

  Following the completion of this offering, the Company's principal shareholders, executive officers and directors will own 47.8% of the outstanding Common Stock (45.8% if the Underwriters' over-allotment option is exercised in full). Accordingly, such shareholders will continue to effectively control the outcome of all matters requiring a vote of shareholders, including the power to elect all of the directors and to take action with respect to any sale of assets, merger or consolidation. See "Principal and Selling Shareholders."

ANTI-TAKEOVER PROVISIONS

  The Company's Articles of Incorporation and Bylaws contain provisions that may discourage other persons from attempting to acquire control of the Company, including, without limitation, a classified Board of Directors and procedural requirements in connection with shareholder proposals or director nominations. In addition, the Company has available for issuance 2,000,000 shares of Preferred Stock, $.01 par value per share, which the Board of Directors of the Company is authorized to issue, in one or more series, without any further action on the part of the shareholders. Each of these provisions could render more difficult or discourage an attempt by a third party to obtain control of the Company. In the event the Company issues a series of Preferred Stock in the future that has preference over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock offered hereby could be adversely affected. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  The market price of the Common Stock could be adversely affected by the availability for sale of additional Common Stock owned by the Company's principal shareholders. The Company's principal shareholders, executive officers and directors, who will collectively own approximately 47.8% of the Company's outstanding Common Stock following the offering (45.8% if the Underwriters' over-allotment option is exercised in full), have agreed not to offer, sell or otherwise dispose of such shares for a period of 120 days following the effective date of the Registration Statement of which this Prospectus is a part without the prior written consent of the representatives of the Underwriters. After the expiration of such 120-day period, such shares may be sold in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or upon registration under the Securities Act without regard to the volume limitations of Rule 144. The sale of a substantial number of such shares could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders," "Shares Eligible for Future Sale" and "Underwriting."

STOCK PRICE VOLATILITY

  The market price of the Company's Common Stock has risen substantially since the Company's initial public offering in January 1996. The Company's Common Stock is quoted on the Nasdaq National Market, which has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, the Company's comparable store sales results, announcements by other apparel retailers, the overall economy and the condition of the financial markets could cause the price of the Common Stock to fluctuate substantially.

                                USE OF PROCEEDS

  The net proceeds to the Company from this offering are estimated to be approximately $7,575,000, assuming a public offering price of $25.875 per share, after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. The net proceeds to the Company will be used to finance new store expansion and for working capital and other general corporate purposes. The Company estimates that the total cash required to open a prototypical new store typically ranges from $625,000 to $900,000 depending on store size, the required level of leasehold improvements, landlord assistance and vendor financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business--Expansion Strategy."

  Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company has been quoted on the Nasdaq National Market under the symbol "MENS" since the Company consummated its initial public offering in January 1996 at a price of $10.00 per share. Prior to that time, there was no public market for the Common Stock. The following table sets forth the actual high and low closing sale prices per share for the Company's Common Stock for the periods indicated as reported by the Nasdaq National Market.

                                                                   HIGH   LOW
                                                                  ------ ------
FISCAL 1995:
 Fourth Quarter (commencing January 24, 1996).................... $10.75 $10.50
FISCAL 1996:
 First Quarter...................................................  19.75  11.00
 Second Quarter..................................................  22.50  16.13
 Third Quarter (through October 11, 1996)........................  26.50  19.75

  On October 11, 1996, the closing sales price for the Company's Common Stock was $25.875 per share. As of October 10, 1996, there were 42 holders of record of the Company's Common Stock. This number does not include beneficial owners of the Common Stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

                                CAPITALIZATION

  The following table sets forth the total capitalization of the Company (unaudited) (i) as of July 28, 1996, and (ii) as adjusted to reflect the sale of 313,850 shares of Common Stock by the Company at the assumed offering price of $25.875 per share, after deducting the estimated underwriting discount and offering expenses payable by the Company, and the application of the net proceeds therefrom as described under "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                             AS OF JULY 28, 1996
                                                             --------------------
                                                                           AS
                                                              ACTUAL    ADJUSTED
                                                             --------- ----------
                                                                (IN THOUSANDS)
Current portion of long-term debt..........................  $     --  $     --
                                                             ========= =========
Notes payable to related parties(1)........................  $     205 $     205
                                                             --------- ---------
Minority interest..........................................        226       226
                                                             --------- ---------
Shareholders' equity:
Preferred Stock, $.01 par value, 2,000,000 shares
 authorized; no shares issued and outstanding, actual and
 as adjusted...............................................        --        --
Common Stock, $.01 par value; 20,000,000 shares authorized;
 6,377,500 shares issued and outstanding, actual; 6,691,350
 shares issued and outstanding, as adjusted(2).............         64        67
Additional paid-in capital.................................     17,587    25,159
Retained earnings..........................................      3,088     3,088
                                                             --------- ---------
 Total shareholders' equity................................     20,739    28,314
                                                             --------- ---------
 Total capitalization......................................  $  21,170 $  28,745
                                                             ========= =========

--------
(1) Notes payable to related parties consist of the investments made by two minority shareholders in the Company's operations in Cincinnati and Indianapolis.
(2) Excludes (i) 123,325 shares of Common Stock issuable upon the exercise of outstanding stock options and (ii) 489,175 shares available for grant under the Company's stock option plans. See "Management--Stock Option Plans for Directors" and "--Stock Option Plan for Employees."

                                DIVIDEND POLICY

  The Company currently intends to retain all future earnings after consummation of this offering for use in the expansion and operation of its business. The Company does not anticipate paying dividends on its Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, future earnings, capital requirements, the general financial condition of the Company and general business conditions. In addition, the payment of dividends by the Company and its subsidiaries is substantially limited by restrictive covenants in K&G's bank credit agreement.

                     SELECTED CONSOLIDATED FINANCIAL DATA
          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

  The selected consolidated financial data below should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of operations and balance sheet data set forth below for the years ended January 30, 1994, January 29, 1995 and January 28, 1996, and as of those dates have been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, the Company's independent accountants. The statement of operations data and balance sheet data set forth below for the six months ended July 30, 1995 and July 28, 1996 and as of those dates have been derived from the unaudited financial statements of the Company for such periods. In the opinion of management, the unaudited financial statements from which these data have been derived include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The selected operating data are unaudited. Financial information for fiscal years prior to fiscal 1993 has been omitted because such information was not audited and included the results of corporations affiliated with K&G which were not subject to a uniform set of accounting policies, procedures and controls. These entities also had different fiscal years than K&G. Accordingly, management believes that such information is not comparable to the information presented below.

                                                                  SIX MONTHS
                                      YEAR ENDED                   ENDED(1)
                          ----------------------------------- ------------------
                          JANUARY 30, JANUARY 29, JANUARY 28, JULY 30,  JULY 28,
                             1994        1995        1996       1995      1996
                          ----------- ----------- ----------- --------  --------
                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS
DATA:
Net sales...............    $37,081     $49,801     $60,027   $25,103   $35,745
Cost of sales, including
occupancy costs.........     28,852      38,244      45,594    19,172    27,469
                            -------     -------     -------   -------   -------
Gross profit............      8,229      11,557      14,433     5,931     8,276
Selling, general and
administrative expenses.      5,988       7,835       9,295     4,017     6,104
                            -------     -------     -------   -------   -------
Operating income........      2,241       3,722       5,138     1,914     2,172
Other income (expense):
 Interest expense.......        (75)       (159)        (55)      (59)      (20)
 Other income, net......         39         235         220        59       318
                            -------     -------     -------   -------   -------
Income before income
 taxes and minority
 interest in (earnings)
 loss of affiliates.....      2,205       3,798       5,303     1,914     2,470
Provision for income
taxes...................        845       1,532       2,079       749       945
                            -------     -------     -------   -------   -------
Income before minority
 interest in (earnings)
 loss of affiliates.....      1,360       2,266       3,224     1,165     1,525
Minority interest in
 (earnings) loss of
 affiliates.............       (203)         32         (38)       24       (36)
                            -------     -------     -------   -------   -------
Net income..............      1,157       2,298       3,186     1,189     1,489
Dividends on Redeemable
 Common Stock, Series B.        --          --         (230)      (70)      --
                            -------     -------     -------   -------   -------
Net income applicable to
 Common Stock, Series A
 shareholders...........    $ 1,157     $ 2,298     $ 2,956   $ 1,119   $ 1,489
                            =======     =======     =======   =======   =======
Net income per common
 and common equivalent
 share..................    $  0.26     $  0.48     $  0.61   $  0.23   $  0.23
                            =======     =======     =======   =======   =======
Weighted average common
 and common equivalent
 shares outstanding
 (000's)................      4,410       4,830       5,250     5,250     6,378
SELECTED OPERATING DATA:
Comparable store sales
increase(2).............        7.9%       17.2%       11.9%     15.5%     11.1%(4)
Stores open at end of
period..................          7           9          11         9        14
Average sales per square
foot of selling area(3).    $   501     $   539     $   517   $   231   $   214(4)
BALANCE SHEET DATA (AT
PERIOD END):
Working capital.........    $ 3,194     $ 5,601     $ 7,813   $ 4,685   $18,789
Total assets............      8,995      12,464      17,203    13,785    26,890
Total debt..............        448         895         205       901       205
Shareholders' equity....      2,817       6,188       2,643     5,173    20,739

--------
(1) The business of the Company is seasonal, and results for any period within a fiscal year are not necessarily indicative of the results that may be achieved for a full fiscal year.
(2) A new or relocated store becomes comparable beginning in its fourteenth full month of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."
(3) Average sales per square foot of selling area is calculated by dividing selling area square footage for all stores open the entire period into total net sales for those stores. Selling area excludes administrative, storage, alterations and fitting areas.
(4) The Company's original store in Atlanta was relocated in February 1996 to a larger location across the street, and is therefore excluded from the calculation of both comparable store sales and average sales per square foot of selling area for the six months ended July 28, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company opened its first store in December 1989 in Atlanta. This store received a strong response in the Atlanta market, and in fiscal 1990, K&G focused on opening additional stores outside Atlanta with co-investors. These co-investors typically contributed up to 50% of the initial capital investment for the store and served as store managers. K&G opened seven such stores from fiscal 1990 through the beginning of fiscal 1994. In fiscal 1994, the Company re-examined its expansion strategy and decided not to open stores with co-investors in the future. Accordingly, K&G delayed new store openings until it could complete preparations for future store expansion. Also in fiscal 1994, the Company acquired the interests of certain co-investors. There are now only two stores (located in Cincinnati and Indianapolis) not wholly-owned by the Company, and K&G holds majority interests in both of these stores.

  After further development of its superstore concept, management information systems and management team, K&G recommenced its expansion in fiscal 1995 with the opening of two stores in Boston in October 1995 and another in Kansas City, Kansas in December 1995. To date in fiscal 1996, the Company has opened five stores with three stores opened in March 1996 in Atlanta, Baltimore and Long Island and two stores opened in the Washington, D.C. area in September 1996. The Company intends to open a store in Columbus, Ohio in November of 1996. In addition, the Company in February 1996 moved its first store in Atlanta across the street from its original location and expanded the selling square footage from the original store approximately 30%. This relocated store was treated as a newly-opened store for purposes of the Company's comparable store calculation beginning in the first quarter of fiscal 1996 and will be included again in the comparable store base in the first quarter of fiscal 1997.

  The Company has experienced a 52% compounded annual growth rate in net sales since its first full year of operations, with comparable store sales increases every year since inception. In addition, the Company has been profitable in each of the 14 quarters included in the Company's Consolidated Financial Statements. Management believes that a significant portion of its comparable store sales increases are due to word-of-mouth publicity provided by its customers, which is supported by local advertising. The following table sets forth certain operating statistics for the Company since fiscal 1991 (dollars in thousands):

                                                                         SIX MONTHS ENDED
                                                                         ------------------
                                       FISCAL YEAR
                         ----------------------------------------------  JULY 30,  JULY 28,
                          1991     1992     1993        1994     1995      1995      1996
                         -------  -------  -------     -------  -------  --------  --------
Net sales............... $16,568  $29,712  $37,081     $49,801  $60,027  $25,103   $35,745
Comparable store sales
 increase...............    53.3%    37.1%     7.9%(1)    17.2%    11.9%    15.5%     11.1%(2)
Number of stores at end
 of period..............       4        5        7           9       11        9        14

--------
(1) In fiscal 1993, the Company opened a second store in Atlanta, which had the effect of reducing comparable store sales growth at K&G's original Atlanta store.
(2) The Company's original store in Atlanta was relocated in February 1996 to a larger location across the street, and is therefore excluded from the calculation of comparable store sales for the six months ended July 28, 1996.

  As the Company expands, it will continue its strategy of offering everyday low prices, which results in the Company having a lower gross margin and higher inventory turnover than many of its competitors. See "Risk Factors-- Merchandise and Market Trends." K&G also plans to maintain its position as a low-cost provider of men's apparel through continued control of store and corporate expenses. See "Business--Business Strategy." The Company intends to open eight new stores in fiscal 1997. Given the Company's expansion, the Company's store base will include a relatively high proportion of younger stores, which have yet to reach maturity. The Company's more mature stores historically have produced higher sales per square foot and higher operating margins than its younger stores. K&G's planned expansion is expected to produce a decrease in the Company's overall sales per square foot and operating margins. Increases in the level of advertising and pre-opening expenses associated with the opening of new stores may also contribute to a decrease in the Company's operating margins. Finally, opening new stores in existing markets may also reduce sales of existing stores in those markets.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, statement of operations data expressed as a percentage of net sales:

                                                              SIX MONTHS ENDED
                                                              ----------------
                                            FISCAL YEAR
                                         -------------------  JULY 30, JULY 28,
                                         1993   1994   1995     1995     1996
                                         -----  -----  -----  -------- --------
Net sales............................... 100.0% 100.0% 100.0%  100.0%   100.0%
Cost of sales, including occupancy
costs...................................  77.8   76.8   76.0    76.4     76.8
                                         -----  -----  -----   -----    -----
Gross profit............................  22.2   23.2   24.0    23.6     23.2
Selling, general and administrative
expenses................................  16.1   15.7   15.5    16.0     17.1
                                         -----  -----  -----   -----    -----
Operating income........................   6.1    7.5    8.5     7.6      6.1
Other income (expense):
 Interest expense.......................  (0.2)  (0.3)  (0.1)   (0.2)    (0.1)
 Other income, net......................   0.1    0.4    0.4     0.2      0.9
                                         -----  -----  -----   -----    -----
Income before income taxes and minority
 interest in (earnings) loss of
 affiliates.............................   6.0    7.6    8.8     7.6      6.9
Provision for income taxes..............   2.3    3.1    3.4     3.0      2.6
                                         -----  -----  -----   -----    -----
Income before minority interest in
(earnings) loss of affiliates...........   3.7    4.5    5.4     4.6      4.3
Minority interest in (earnings) loss of
affiliates..............................  (0.6)   0.1   (0.1)    0.1     (0.1)
                                         -----  -----  -----   -----    -----
Net income..............................   3.1    4.6    5.3     4.7      4.2
Dividends on Redeemable Common Stock,
Series B................................    --     --   (0.4)   (0.3)      --
                                         -----  -----  -----   -----    -----
Net income applicable to Common Stock,
 Series A shareholders..................   3.1%   4.6%   4.9%    4.4%     4.2%
                                         =====  =====  =====   =====    =====

  SIX MONTHS ENDED JULY 28, 1996 AND JULY 30, 1995

  Net sales of $35.7 million for the six months ended July 28, 1996 represents an increase of $10.6 million, or 42.4%, over net sales of $25.1 million in the six months ended July 30, 1995. The increase in net sales is a result of comparable store growth of 11.1% and the opening of six new stores since October 1995. Three of the six new stores were opened in March 1996, including a third store in Atlanta, Georgia, and stores in Baltimore, Maryland and Long Island, New York. Comparable store sales increased 15.5% in the six months ended July 30, 1995.

  Gross profit increased $2.3 million, or 39.5%, to $8.3 million in the six months ended July 28, 1996. Gross profit as a percentage of net sales decreased to 23.2% in the six months ended July 28, 1996 from 23.6% in the six months ended July 30, 1995. The decrease in gross profit as a percentage of net sales is mainly due to the new stores having a higher occupancy cost as a percentage of net sales. In addition, the Company lowered its mark-up on specific goods in order to lower the selling prices and to enhance its competitive position.

  Selling, general and administrative expenses increased $2.1 million, or 52.0%, to $6.1 million in the six months ended July 28, 1996. Selling, general and administrative expenses as a percentage of net sales increased to 17.1% in the six months ended July 28, 1996 from 16.0% in the six months ended July 30, 1995. The increase was a result of $105,000 in store pre-opening expenses in the six months ended July 28, 1996, a higher level of advertising expenses as a percentage of net sales due to the new stores, and certain costs associated with being a public company. The Company did not have any pre-opening expenses in the six months ended July 30, 1995 and became a public company in January 1996.

  Operating income was $2.2 million for the six months ended July 28, 1996 compared to $1.9 million in the six months ended July 30, 1995. Operating income as a percentage of net sales decreased to 6.1% in the six months ended July 28, 1996 from 7.6% in the six months ended July 30, 1995.

  The factors discussed above resulted in an increase in net income applicable to common stock of $370,000, or 33.1%, to $1,489,000 in the six months ended July 28, 1996 from $1,119,000 in the six months ended July 30, 1995.

  FISCAL 1995 COMPARED TO FISCAL 1994

  Net sales of $60.0 million in fiscal 1995 represented an increase of $10.2 million, or 20.5%, over net sales of $49.8 million in fiscal 1994. The increase in net sales resulted from comparable store sales growth of 11.9% and the opening of two stores in Boston in October 1995 and a store in Kansas City, Kansas in December 1995. Comparable store sales in fiscal 1994 increased 17.2%. Comparable store sales increases were experienced in all comparable stores in both fiscal periods.

  Gross profit increased $2.8 million, or 24.9%, to $14.4 million in fiscal 1995 from $11.6 million in fiscal 1994. Gross profit as a percentage of net sales increased to 24.0% in fiscal 1995 from 23.2% in fiscal 1994. The improvement in gross profit as a percentage of net sales resulted from an increase in merchandise margin achieved through improved purchasing and relatively stable occupancy costs as a percentage of net sales.

  Selling, general and administrative expenses increased $1.5 million, or 18.6%, to $9.3 million in fiscal 1995 from $7.8 million in fiscal 1994. Selling, general and administrative expenses as a percentage of net sales decreased to 15.5% in fiscal 1995 from 15.7% in fiscal 1994. The decrease was a result of a reduction in advertising expenses and other store expenses as a percentage of net sales, which was partially offset by an increase in payroll costs as a percentage of net sales, mainly at the corporate level. Management believes that the Company spent its advertising budget more effectively in the 1995 period than it did in the 1994 period. In fiscal 1995, the Company incurred store closing costs of approximately $60,000 for the closing of the Detroit store and pre-opening expenses of approximately $110,000 for the opening of its two Boston stores in October 1995 and its Kansas City store in December 1995.

  As a result of the above factors, operating income increased $1.4 million, or 38.0%, to $5.1 million in the fiscal 1995 from $3.7 million in fiscal 1994. Operating income as a percentage of net sales equaled 8.5% in fiscal 1995, compared to 7.5% in fiscal 1994.

  The factors discussed above also resulted in net income of $3.2 million in fiscal 1995, compared to $2.3 million in fiscal 1994, a 38.6% increase. In fiscal 1995, K&G accrued approximately $230,000, or 0.4% of sales, in dividends payable on its Redeemable Common Stock, Series B, which was not outstanding during the corresponding period of fiscal 1994. Net income applicable to Common Stock, Series A shareholders as a percentage of net sales equaled 4.9% in fiscal 1995, compared to 4.6% in fiscal 1994.

  FISCAL 1994 COMPARED TO FISCAL 1993

  Net sales of $49.8 million in fiscal 1994 represented an increase of $12.7 million, or 34.3%, over net sales of $37.1 million in fiscal 1993. The increase in net sales resulted from a comparable store sales increase of 17.2% and the opening of two new stores. Comparable store sales in fiscal 1993 increased 7.9%. In fiscal 1993, the Company opened a second store in Atlanta, which had the effect of reducing comparable store sales growth at K&G's original Atlanta store. Comparable store sales increases were experienced in all comparable stores in both fiscal years.

  Gross profit increased $3.3 million, or 40.4%, to $11.6 million in fiscal 1994 from $8.2 million in fiscal 1993. Gross profit as a percentage of net sales increased to 23.2% in fiscal 1994 from 22.2% in fiscal 1993. The improvement in gross profit as a percentage of net sales resulted from an increase in merchandise margin, partially offset by an increase in occupancy costs as a percentage of net sales. Occupancy costs increased as the Company opened two new stores in fiscal 1994 and its Denver store had a full year of occupancy cost in fiscal 1994 as compared to two months of occupancy costs in fiscal 1993.

  Selling, general and administrative expenses increased $1.8 million, or 30.9%, to $7.8 million in fiscal 1994 from $6.0 million in fiscal 1993. Selling, general and administrative expenses as a percentage of net sales decreased to 15.7% in fiscal 1994 from 16.1% in fiscal 1993. The overall decrease resulted from a decrease in other store and corporate expenses as a percentage of net sales, offset by an increase in advertising and store payroll costs as a percentage of net sales.

  As a result of the above factors, operating income increased $1.5 million, or 66.1%, to $3.7 million in fiscal 1994 from $2.2 million in fiscal 1993. Operating income as a percentage of net sales equaled 7.5% in fiscal 1994 compared to 6.1% in fiscal 1993.

  The factors discussed above resulted in net income of $2.3 million in fiscal 1994 compared to $1.2 million in fiscal 1993, a 98.6% increase. Net income as a percentage of net sales equaled 4.6% in fiscal 1994 compared to 3.1% in fiscal 1993.

QUARTERLY RESULTS, SEASONALITY AND INFLATION

  The Company's business is seasonal in nature with the fourth quarter, which includes the holiday selling season, accounting for the largest percentage of the Company's net sales volume and operating profitability in any given year. During fiscal 1995, the fourth quarter accounted for approximately 37% of the Company's net sales and approximately 43% of the Company's operating income. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year. In addition, quarterly results of operations are affected by the timing and amount of sales and costs associated with the opening of new stores.

  The following table sets forth certain items in the Company's consolidated statements of operations for each of the last ten quarters. In the opinion of management, the unaudited financial statements from which these data have been derived include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein (dollars in thousands).

FISCAL 1996:             APRIL 28, 1996 JULY 28, 1996
                         -------------- -------------
Net sales...............        $17,528       $18,217
Gross profit............          4,123         4,153
Operating income........          1,120         1,052
Net income..............            769           720
FISCAL 1995:             APRIL 30, 1995 JULY 30, 1995 OCTOBER 29, 1995 JANUARY 28, 1996
                         -------------- ------------- ---------------- ----------------
Net sales...............        $12,437       $12,666          $12,717          $22,207
Gross profit............          3,012         2,919            3,077            5,425
Operating income........          1,125           789              990            2,234
Net income..............            695           494              631            1,366
FISCAL 1994:                MAY 1, 1994 JULY 31, 1994 OCTOBER 30, 1994 JANUARY 29, 1995
                         -------------- ------------- ---------------- ----------------
Net sales...............        $10,245       $10,848          $11,585          $17,123
Gross profit............          2,279         2,283            2,704            4,291
Operating income........            550           372              936            1,864
Net income..............            343           266              595            1,094

  Inflation can affect the costs incurred by the Company in the purchase of its merchandise, the leasing of its stores and certain components of its selling, general and administrative expenses. To date, inflation has not adversely affected the Company's business, although there can be no assurance that inflation will not have a material adverse effect in the future.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically funded its working capital and capital expenditure requirements from proceeds from the sale of equity securities, net cash provided by operating activities and through borrowings from related parties and under its bank credit facilities. The Company had working capital of $3.2 million, $5.6 million, $7.8 million and $18.8 million at the end of fiscal 1993, 1994, 1995 and at July 28, 1996, respectively. The principal use of working capital is to purchase inventory. The Company had $8.9 million in cash and marketable securities as of July 28, 1996.

  The Company's capital expenditures totaled $293,000, $367,000, $885,000 and $611,000 in fiscal 1993, fiscal 1994, fiscal 1995 and in the six months ended July 28, 1996, respectively. These capital expenditures were primarily used to open new stores and upgrade the Company's management information systems. In fiscal 1994, the Company incurred indebtedness of $560,000 to certain related parties in connection with the opening of new stores. Most of this indebtedness was incurred in the first nine months of fiscal 1994. As of July 28, 1996, $205,000 of this amount remained outstanding. See Note 3 of Notes to Consolidated Financial Statements.

  The Company currently has a bank credit facility, which expires June 30, 1999, and permits borrowings of up to $5.0 million. The interest rate on this facility is the prime rate less 1% or LIBOR plus 1.5% per annum, at the option of the Company. As of July 28, 1996, K&G had no debt outstanding on this facility.

  In May 1995, the Company raised gross proceeds of $6.5 million through the sale of Redeemable Common Stock, Series B, primarily to institutional investors. The Redeemable Common Stock, Series B, had a 5% annual dividend and automatically converted into Common Stock on a one-for-one basis upon consummation of the Company's initial public offering. The proceeds of this transaction were used to redeem shares of Common Stock, Series A, from K&G's existing shareholders.

  The Company's primary capital requirements are for the opening of new stores. The Company estimates that the total cash required to open a 15,000 to 20,000 square foot prototypical store, including inventory, store fixtures and equipment, leasehold improvements, other net working capital and pre-opening costs (primarily stocking and training), typically ranges from $625,000 to $900,000 depending on landlord assistance and vendor financing. The Company intends to open eight new stores in fiscal 1997. See "Business--Expansion Strategy." The Company believes that the proceeds of this offering, internally generated funds, cash on hand and its bank credit facility will be adequate to fund its anticipated needs for the foreseeable future.

                                   BUSINESS

GENERAL

  The Company is a rapidly growing superstore retailer of men's apparel and accessories. K&G's stores offer first-quality, current-season men's apparel comparable in quality to that of traditional department and fine specialty stores, but at everyday low prices 30% to 70% below those typically charged by such stores. The Company's merchandising strategy emphasizes broad and deep assortments across all major menswear categories, including tailored clothing, casual sportswear, dress furnishings, footwear and accessories. This dominant merchandise selection, which includes brand name as well as private label merchandise, positions the Company to attract a wide range of menswear customers in each of its markets. In addition, the Company's philosophy of delivering everyday value distinguishes K&G from other retailers that adopt a more promotional pricing strategy.

  The Company's 16 stores operating in 11 states are "destination" stores located primarily in low-cost warehouses easily accessible from major highways and thoroughfares. K&G's stores are open for business on Fridays, Saturdays and Sundays only, typically for a total of 24 hours per week. The Company's stores are operated under the names "K&G Men's Center" and "K&G MenSmart" east of the Mississippi River and "T&C Men's Center" and "T&C MenSmart" west of the Mississippi River. The Company pioneered the weekend strategy in menswear as a means of responding to its customers' shopping habits and creating a sense of urgency to purchase, while facilitating cost control and inventory replenishment. This strategy is an integral element of the Company's retail formula that emphasizes low operating costs, low mark-ups and high inventory turnover to produce attractive store-level economics.

  The Company's business was founded in Georgia in 1989 and incorporated in Georgia in June 1990. K&G's principal executive offices are located at 1750-A Ellsworth Industrial Boulevard, Atlanta, Georgia 30318, and its telephone number is (404) 351-7987.

MEN'S APPAREL INDUSTRY

  According to a June 1995 apparel market study, total retail sales of men's apparel in 1994 were approximately $39.5 billion, of which suits, sportcoats, blazers and dress and casual slacks comprised approximately $8.0 billion. Industry sources indicate that unit sales of men's suits have declined or remained relatively constant over many years. However, the trend toward casual dressing in the workplace has promoted sales in categories other than suits.

  The men's apparel industry is highly fragmented and historically has been served by a variety of distribution channels, including fine specialty stores, department stores and off-price retailers. The Company believes each of these formats has targeted certain customers and has inherent limitations.

  Men's specialty stores typically cater to a customer who demands a high level of service and is not particularly price sensitive. Specialty stores generally carry high-quality, expensive, designer and brand name suits, and include the cost of tailoring in the price of each garment, but the breadth of these stores' selections may be limited. In addition, these stores are mostly focused on tailored clothing and often lack a significant selection of sportswear. Further, these stores often lack the buying power enjoyed by menswear companies that purchase in significant volumes.

  The tailored clothing and sportswear departments of department stores typically sell a significant portion of their merchandise on sale. Although department stores may carry a greater breadth of merchandise than specialty stores, their merchandise selection is still limited compared to the Company's and their promotional pricing in many instances is higher than the Company's everyday low price.

  Off-price stores offer low prices, but their breadth of merchandise may be limited. In addition, these stores' merchandise assortment is often limited and unbalanced in that it includes both current- and off-season merchandise and inconsistent colors and sizes. Off-price stores also usually provide apparel for the entire family, rather than focusing exclusively on the menswear business.

  The Company's superstore concept addresses the inherent limitations of these other formats by combining dominant selection and everyday value in a no-frills, enjoyable shopping environment.

BUSINESS STRATEGY

  The Company seeks to dominate the menswear business in each of its markets. The defining elements of the K&G concept and the Company's strategy are:

    Customer Orientation. K&G believes it has structured all aspects of its business to be responsive to the needs and desires of its customers. The Company's broad and deep selection of first-quality merchandise provides one-stop shopping convenience. In addition, K&G's commitment to everyday low prices assures customers that they can consistently purchase menswear at prices substantially below those of traditional department and fine specialty stores. Further, the Company's stores are open during those hours when men most frequently shop. Management considers the customer-oriented nature of K&G's merchandising and operating policies the most fundamental element of the Company's business strategy.

    Broad and Consistent Selection of First-Quality Merchandise. K&G's abundant merchandise offerings consist of all major categories of men's apparel, including business attire (suits, sportcoats, shirts and ties), casual wear (slacks, shorts, polo-style shirts, sweaters and activewear), formal wear (tuxedos and related furnishings), accessories (underwear, socks, belts, gloves and scarves), outerwear and footwear. In each merchandise category other than accessories, the Company strives to offer its customers a dominant selection of "good-better-best" merchandise that enables the customer to make the value/quality decision that best fits his needs. Recognizing the trend toward casual dressing in the workplace, K&G added casual clothing and sportswear to its tailored clothing selection in 1991, and tailored clothing accounted for less than half of the Company's net sales in fiscal 1995.

    Everyday Low Pricing and Low Mark-Ups. K&G's pricing strategy is to enhance customer value by offering "impossible prices"--everyday low prices (typically 30% to 70% below prices charged by traditional department and fine specialty stores) achieved by minimizing the mark-up added to its merchandise. This pricing strategy is designed to drive sales volume and generate high inventory turnover, and contrasts distinctly with the pricing strategies of many department and specialty stores. These stores add a higher mark-up to their merchandise when it first appears on the selling floor, and then later sell the goods at a promotional price that still typically exceeds K&G's everyday low price.

    Destination Superstores. K&G's stores are "destination" stores located primarily in low-cost warehouses easily accessible from major highways and thoroughfares. The Company seeks to make an immediate visual impact on customers entering its stores through its presentation of an abundant selection of fresh, first-quality merchandise. K&G instills a sense of urgency for the customer to purchase by opening its stores for business on Fridays, Saturdays and Sundays only, and management believes that a high percentage of customers who come to K&G's stores purchase merchandise during their visit. In addition, by replenishing its stores weekly, the Company encourages customers to shop frequently to seek opportunistic purchases.

    Low-Cost Operations. The Company seeks to minimize costs throughout its operations. This low-cost philosophy begins with merchandise purchasing, where the Company consistently seeks to obtain the lowest price available from its vendors, rather than asking for special allowances or other concessions. In addition, K&G is able to reduce its rental obligations by locating its stores primarily in low-cost warehouses. K&G's weekend-only format reduces payroll costs and eliminates the need for a central distribution center, enabling the Company's vendors to drop-ship most merchandise directly to the stores. Further, word-of-mouth publicity, combined with the efficient implementation and management of K&G's advertising program, results in below industry average advertising expenditures as a percentage of net sales. Through the use of these strategies, the Company is able to minimize its costs and pass those savings along to its customers.

  The Company believes that the effect of its merchandising approach and low-cost operating strategy is to significantly influence the buying patterns of menswear consumers in each market it serves. This effect is demonstrated by the Company's historical increases in comparable store sales and by its high inventory turnover (4.2x in fiscal 1995), both of which exceed menswear industry averages. K&G opened its first store in December 1989, and at the end of fiscal 1994 it had nine stores. The Company's sales have grown from $7.5 million in fiscal 1990, its first full year of operation, to $60.0 million in fiscal 1995, a 52% compounded annual growth rate. In addition, net income increased from approximately $1.2 million in fiscal 1993 to $3.2 million in fiscal 1995.

EXPANSION STRATEGY

  K&G's expansion strategy is to open stores in metropolitan markets, including those markets with the potential for multiple sites. Clustering multiple stores in a single market permits the Company to capture advertising and management efficiencies. In determining where to open new stores, the Company evaluates potential rental obligations, site visibility and access, parking availability, building specifications, detailed demographic information (including, among other factors, data relating to income and education levels, age and occupation), existing and potential competitors and the number of K&G stores that the market can support. The Company does not utilize a distribution center; accordingly, it is not constrained geographically or by the capacity limits of a central facility, allowing management to concentrate on the best real estate opportunities in targeted markets.

  As of the end of September 1995, the Company operated eight stores. The Company opened two stores in Boston in October 1995 and another in Kansas City, Kansas in December 1995. In February 1996, the Company moved its original Atlanta store across the street and expanded its selling square footage by approximately 30%. In March 1996, the Company opened stores in Atlanta, Baltimore and Long Island. In September 1996, the Company opened two stores in the Washington, D.C. area and the Company intends to open its sixth store in fiscal 1996 in Columbus, Ohio in November 1996, bringing its total store count to 17. The Company intends to open eight new stores in fiscal 1997 and eight to ten new stores in fiscal 1998. The Company is reviewing numerous metropolitan markets for its expansion. The map set forth below identifies the Company's existing stores and the Company's proposed Columbus, Ohio store, which is scheduled to open in November 1996.

 [MAP OF CONTINENTAL UNITED STATES WITH EXISTING (16) AND PROPOSED (1) STORE
                                  LOCATIONS]

  In establishing new stores, the Company leases space in warehouses or strip shopping centers. The Company estimates that the total cash required to open a prototypical new store, including inventory, store fixtures and equipment, leasehold improvements, other net working capital and pre-opening costs (primarily stocking and training), typically ranges from $625,000 to $900,000 depending on store size, the required level of leasehold improvements, landlord assistance and vendor financing.

MERCHANDISING

  Merchandise Categories. The Company's merchandise strategy targets value-oriented customers who would typically shop at traditional department and fine specialty stores. K&G's merchandise assortment features a "good-better-best" selection in all categories of men's apparel, including business attire (suits, jackets, shirts and ties), casual wear (slacks, shorts, polo-style shirts, sweaters and activewear), formal wear (tuxedos and related furnishings), accessories (underwear, socks, belts, gloves and scarves), outerwear and footwear. Branded merchandise is complemented by a private label program, which enhances the Company's presentation of current trends and provides key items in a wide variety of sizes, colors and styles. In addition, the Company tailors its merchandise mix to reflect regional factors such as weather and fashion preferences. Although low prices are an important element of the Company's strategy, management believes that K&G differentiates itself from typical off-price retailers by offering a higher percentage of current-season merchandise similar to that carried by traditional department and fine specialty stores. The breadth and depth of assortments of this merchandise offered by K&G also distinguishes the Company from off-price competitors. The Company occasionally offers focused assortments of close-out goods, but does not offer factory seconds or irregular merchandise.

  K&G stores stock approximately 12,000 different stockkeeping units ("SKUs") in the following categories: tailored clothing, casual sportswear, dress furnishings and footwear and accessories. The following reflects the percentage of the Company's net sales by major merchandise category for the periods indicated:

                                                                     FISCAL 1995
                                                                     -----------
        Tailored clothing...........................................    42.6%
        Casual sportswear...........................................    29.2
        Dress furnishings...........................................    17.0
        Footwear and accessories....................................    11.2

  Tailored clothing, the Company's largest category as a percentage of net sales, consists of in-depth presentations of suits, sportcoats and dress slacks. K&G maintains an average of approximately 4,000 suits in each store. Recognizing the trend toward casual dressing in the workplace, K&G entered the casual sportswear business in 1991, and now carries a broad selection of mostly branded sportswear in its stores.

  Pricing. K&G's pricing strategy is to enhance customer value by offering "impossible prices"--everyday low prices (typically 30% to 70% below prices charged by traditional department and fine specialty stores) achieved by minimizing the mark-up added to its merchandise. This pricing strategy is designed to drive sales volume and generate high inventory turnover, and contrasts distinctly with the pricing strategies of department and specialty stores. These stores typically add a substantial mark-up to their merchandise when it first appears on the selling floor, and then later sell the goods at a promotional price that still typically exceeds K&G's everyday low price. K&G affixes a ticket to each item that lists the suggested retail price of the item and then lists the Company's everyday low price. For example, the Company's suits are typically priced between $99.90 and $179.90 and have comparable suggested retail prices between $300.00 and $500.00. Most of the suits sold by the Company are 100% wool fabric. K&G sells 100% silk ties for $7.90 and 100% cotton button-down pinpoint oxford dress shirts for $19.90. The Company's other merchandise categories exhibit similar values. For example, the Company's long-sleeve casual shirts are typically priced between $14.90 and $29.90 and have comparable suggested retail prices between $30.00 and $60.00.

  Merchandise Presentation. Each element of store layout and merchandise presentation is designed to reinforce K&G's merchandising strategy, which is to provide unparalleled selection and assortment in each category. For example, the visual centerpiece of each store is the "Miracle Mile," a length-of-the-store center aisle in two to three rows consisting of a series of tables of value-priced casual wear. K&G stocks the Miracle Mile with abundant quantities of high-quality casual attire, most of which is branded. Management believes that its suit presentation, combined with the Miracle Mile, graphically illustrates, from the moment a customer enters the store, the quality, value and depth of selection of the Company's merchandise groupings in a manner that facilitates the customer's selection of merchandise. The sketch set forth below provides an example of K&G's in-store merchandise presentation:



                         [PROTOTYPICAL STORE SCHEMATIC]

THE K&G SUPERSTORE

  Warehouse Format. The K&G superstore is designed to project a no-frills, value-oriented, warehouse atmosphere. The Company typically occupies existing warehouse space requiring minimal leasehold improvements and fixtures, and therefore each store has its own look and feel. K&G's prototypical superstore is approximately 15,000 to 20,000 gross square feet with fitting rooms and convenient check-out, customer service and tailoring areas. K&G's stores are organized to convey the impression of a dominant assortment of first-quality merchandise at significant savings. The Company seeks to create excitement in its stores through store layout and the continuous flow of new merchandise. K&G groups its merchandise by menswear categories and sizes. Brand name and private label merchandise is intermixed in each category.

  Store Operations. All of the functions that are central to the Company's operating strategy, including purchasing, pricing, store layout and advertising, are controlled from corporate headquarters rather than at the individual store level. The Vice President of Operations and the individual store managers are responsible for managing the stores' operations. K&G currently has one divisional manager and will hire additional divisional managers as it increases its number of stores. Each store manager either reports to the divisional manager or to the Vice President of Operations. Store managers are responsible for receiving and stocking store merchandise according to corporate guidelines and for hiring and supervising store employees. Store managers currently participate in an incentive-based compensation program based on sales, payroll and inventory shrinkage.

  Each store manager is responsible for training store employees. The store is typically staffed with a store manager, assistant manager, receiving manager and other employees who serve as customer service, suit sales personnel, folders (individuals who straighten the store merchandise) and cashiers.

  Weekend-Only Hours. K&G stores are open on Fridays, Saturdays and Sundays only (typically for a total of 24 hours each week), except for a limited number of Monday holidays and an expanded schedule for the holiday season when the store is open every day. To date, the Company has not experienced any material changes in its distribution or personnel arrangements as a result of the expansion of its stores' hours during the holiday season. The weekend-only format reduces overhead and personnel costs and enhances inventory turns by allowing vendors to drop-ship most merchandise directly to the Company's stores, enabling the Company to replenish its inventory more rapidly.

PURCHASING AND DISTRIBUTION

  K&G purchases merchandise from approximately 400 vendors. The Company enjoys longstanding working relationships with many of these vendors, creating a continuity of buying opportunities for first-quality, current-season merchandise. To foster these relationships and buying opportunities, K&G does not request advertising allowances, avoids merchandise returns (except for damaged or non-conforming goods) and buys in large volumes. The Company does not have long-term or exclusive contracts with any of its vendors. In fiscal 1995, no more than 4.2% of K&G's purchases were from any single vendor.

  The Company utilizes several purchasing strategies to provide its customers with a consistent selection of first-quality, current-season men's apparel at value prices. K&G typically commits to purchase only a portion of its merchandise in advance of the selling season, unlike traditional department and fine specialty stores, which typically purchase substantially all of their merchandise in advance. This allows the Company to take advantage of in-season buying opportunities and react more quickly to customer buying trends, although as the Company's store base grows, the percentage of opportunistic, in-season purchases made by the Company may decrease. The Company's management information systems enable it to order merchandise on a store-by-store basis, reinforcing its buying staff's ability to respond quickly to customer buying trends by re-stocking better selling items and clearing out, through markdowns, those items not meeting predetermined sales goals. Finally, the buying staff receives store and SKU sales information on the Monday immediately following each weekend selling period, further facilitating quick response to sales trends. Approximately 25% of the Company's merchandise purchases are currently ordered through an automatic replenishment system that utilizes model stock levels by store for certain basic categories. In addition, the Company is exploring purchasing piece goods and contracting for manufacturing a portion of its suit inventory.

  The Company's buying staff is headed by the General Merchandising Manager, who is supported by the President and four buyers. The buying staff consists of individuals with an average of more than 20 years of retail buying experience.

  The Company does not utilize a distribution center, but rather requires its vendors to drop-ship most merchandise directly to each store. This system eliminates the time and expense of handling merchandise twice, enhances the timeliness of the Company's merchandise offerings, reduces corporate overhead and assists the Company in generating high inventory turns.

CUSTOMER SERVICE

  The Company has designed its stores to allow customers to select and purchase apparel by themselves. For example, each merchandise category is clearly marked and organized by size, and the Company's suits are specially tagged "Athletic Fit," "Double-Breasted," "Three Button," etc., as a means of further assisting customers to easily select their styles and sizes. The Company's employees assist customers with merchandise selection, including correct sizing. K&G also is willing to exchange merchandise or give refunds for unaltered merchandise.

  The Company regularly surveys its customers to determine their concerns and acts in response to such surveys to improve store operations and customer service. Through effective use of the Company's state-of-the-art management information systems, which management utilizes each week to analyze sales and merchandise trends from the prior week, the Company seeks to enhance customer service by having stores well-stocked with the best-selling merchandise each time the customer visits. Every store has an on-premises alterations area. Certain alterations, such as pant cuffs, can be completed on an as-you-wait basis. Other alterations are typically finished in one week.

ADVERTISING

  The Company's annual advertising expenditures are relatively low compared to other major retailers. Advertising expenditures were $1.3 million, $1.8 million, $2.0 million and $1.5 million in fiscal 1993, fiscal 1994, fiscal 1995 and in the six months ended July 28, 1996, or 3.4%, 3.6%, 3.3% and 4.2% of net sales, respectively. K&G allocates the majority of its advertising budget to newspaper and radio advertising. The Company typically advertises heavily in a new store market during its first year of operation in that market. While the Company does not advertise the brand names of the men's apparel that it sells, its advertisements feature the "fabric integrity" of its merchandise, the quantities of merchandise available in various categories and the price points for K&G's merchandise as compared to the suggested retail price. These advertisements are designed to ensure that K&G's customers recognize the quality, broad selection and everyday low price of the Company's merchandise.

  Management believes the Company enjoys substantial word-of-mouth publicity from its customer base, and that this word-of-mouth publicity accounts for a significant portion of the Company's new customers in markets where the Company has existing stores.

MANAGEMENT INFORMATION SYSTEMS

  The Company's merchandising activities are currently maintained by fully-integrated, point-of-sale inventory and management information systems processed by an IBM RISC 6000 computer. These systems allow management to monitor inventory and store operations on a daily basis and to determine weekly sales and gross margin results by store. All merchandise is bar-coded and scanned at the point of sale, which adjusts the inventory of each store automatically and records sales as customers check out. The Company has implemented scanners at the receiving level to enhance the Company's ability to purchase, track and receive merchandise on an efficient and timely basis.

  The Company's inventory control system enables it to achieve economies of scale from volume purchases while at the same time ordering and tracking separate drop shipments by store. Store inventory levels are regularly monitored and adjusted as sales trends dictate. The inventory control system provides information that enhances management's ability to make informed buying decisions and accommodate unexpected increases or decreases in demand for a particular item. The inventory management system is capable of reporting product information, such as style, fabric, vendor lot, model number, size and color.

  The Company's management information systems were originally implemented in fiscal 1992, and have been consistently upgraded and enhanced since that time. The Company's present management information systems can support a substantially expanded operation without significant additional capital investment.

STORE AND CORPORATE FACILITIES

  The Company has consistently committed capital to open, maintain and improve existing store facilities. Over the past five years, the Company has expended approximately $2.5 million in aggregate capital expenditures for leasehold improvements, furniture, fixtures and equipment (including in-store data processing equipment and software) for its 16 stores presently operating.

  The Company currently leases all of its store locations, and therefore has been able to grow without incurring indebtedness to acquire real estate. Management believes that the Company's operating history and its ability to generate substantial customer traffic gives it significant leverage when negotiating lease terms. Most of the leases provide for fixed rents, subject to periodic adjustments. Although K&G has not purchased any real estate to date, it may explore purchasing the real estate of established stores in the future.

  The Company's stores average 17,470 gross square feet and range in size from 11,500 to 26,560 gross square feet. The Company has created a 15,000 to 20,000 square foot prototype store. Store leases typically have terms to maturity of five to ten years.

  The Company leases approximately 100,000 gross square feet of space at its corporate headquarters in Atlanta, which includes store, office and warehouse space.

COMPETITION

  The market for menswear is highly fragmented and competitive. The Company faces intense competition for customers and for access to quality merchandise from traditional department stores, fine specialty stores and off-price retail chains, including other retailers that have developed their own menswear superstore formats. Certain of the Company's competitors have recently been the subject of bankruptcy proceedings, which can produce intense price competition in the industry as a result of promotional activity. Many of these competitors are national or regional chains that have substantially greater resources than the Company.

  The principal competitive factors in the retail apparel industry are merchandise assortment, presentation and quality, price, value, customer service, relationships with vendors and store location. Management believes that the Company is well-positioned to compete on the basis of each of these factors.

EMPLOYEES

  At July 28, 1996, the Company's work force consisted of approximately 122 full-time and 163 part-time employees. Employment levels vary during the year and peak during the holiday selling season.

TRADEMARKS

  The Company owns the federally registered trademarks MenSmart(R) and Menswear MegaCenter(R). The Company's stores are operated under the tradenames K&G Men's Center, K&G MenSmart, T&C Men's Center and T&C MenSmart.

LEGAL PROCEEDINGS

  The Company is not a party to any material pending litigation.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

          NAME            AGE                                 TITLE
          ----            ---                                 -----
Stephen H. Greenspan....   55 Chairman of the Board, President and Chief Executive Officer
Martin Schwartz.........   55 Senior Vice President and General Merchandising Manager
John C. Dancu...........   37 Senior Vice President, Chief Financial Officer and Assistant Secretary
W. Paul Ruben...........   56 Director and Secretary
R. Scott Saban..........   31 Vice President, Operations and Information Systems
Campbell B. Lanier, III.   45 Director
W. Scott Miller.........   33 Director

  STEPHEN H. GREENSPAN founded the Company in December 1989, and has served as its Chairman of the Board, President and Chief Executive Officer since the Company's incorporation. He has more than 30 years of experience in the apparel industry. In addition to owning and operating K&G and other apparel retailers, during his career as an entrepreneur in the apparel industry, Mr. Greenspan has owned and operated companies that liquidated the remaining merchandise of failing retail businesses, and he has also served as a manufacturer's representative for various apparel lines.

  MARTIN SCHWARTZ has served as K&G's General Merchandising Manager since he joined the Company in February 1991. Effective January 1996, he assumed the additional title of Senior Vice President. Prior to joining the Company, from October 1986 to January 1991, Mr. Schwartz served as Senior Vice President, General Merchandising Manager--Merchandising and Marketing for a division of Woolworth & Co., and from May 1984 to September 1986, he served as Vice President and General Merchandise Manager for the menswear and children's departments of Montgomery Ward. Mr. Schwartz has over 30 years of experience in the retail industry and has also served in various merchandising capacities with Dayton Hudson, Macy's, Federated and Rich's.

  JOHN C. DANCU has served as Chief Financial Officer of the Company since March 1995. Effective January 1996, he assumed the additional title of Senior Vice President and in March 1996 the title of Assistant Secretary. Prior to joining the Company, from May 1986 to March 1995, Mr. Dancu was an investment banker in the corporate finance department of The Robinson-Humphrey Company, Inc., ultimately serving as a First Vice President. In this capacity, Mr. Dancu was involved in numerous public and private financings and merger and acquisition transactions involving companies in the retail industry. Mr. Dancu is also a certified public accountant.

  W. PAUL RUBEN has been a Director and Secretary of the Company since its incorporation in June 1990. Since 1982, Mr. Ruben has been President of K&G Associates, Inc., a company owned by Messrs. Ruben and Greenspan. Mr. Ruben is also a private investor.

  R. SCOTT SABAN has served as the Vice President, Operations and Information Systems, of the Company since January 1995, and prior to that served as the Company's Management Information Systems Director and as an Assistant Store Manager. Mr. Saban is the son-in-law of Mr. Greenspan.

  CAMPBELL B. LANIER, III has been a Director of the Company since May 1995. Mr. Lanier has served since 1989 as Chairman of the Board of Directors and Chief Executive Officer of ITC Holding Company, a privately-held communications-based holding company headquartered in West Point, Georgia. In this capacity, Mr. Lanier serves as Chairman of the Board of many of the operating subsidiaries of ITC Holding Company. Mr. Lanier has also served since April 1991 as Chairman of the Board of Directors of InterCel, Inc. ("InterCel"), a publicly-held provider of cellular telecommunication services in the southeastern United States, and has served as an officer or director of InterCel (through its predecessors) since its inception in 1989. Mr. Lanier also serves on the Board of Directors of National Vision Associates, Ltd., a publicly-held full service optical retailer, and MindSpring Enterprises, Inc., an Internet services company, and is a special limited partner of South Atlantic Venture Funds II and III. See "Principal and Selling Shareholders."

  W. SCOTT MILLER has been a Director of the Company since May 1995. Mr. Miller has been a general partner of South Atlantic Venture Partners II, Limited Partnership, since March 1993, as well as a general partner of South Atlantic Venture Partners III, Limited Partnership, since March 1994. Mr. Miller has been employed by South Atlantic Capital Corporation, a management service company to the South Atlantic Venture Funds, since March 1991. See "Principal and Selling Shareholders."

  In fiscal 1995, the Board of Directors established Compensation and Audit Committees. The Compensation Committee, which is comprised of Messrs. Lanier and Miller, is responsible for recommending to the entire Board of Directors compensation for executive officers and other members of management of the Company and approving and recommending for approval by the Board of Directors the annual incentive compensation plans of the Company and the Company's awards under each incentive plan. The Audit Committee, which is also comprised of Messrs. Lanier and Miller, is responsible for reviewing and making recommendations to the Board of Directors regarding the Company's employment of independent auditors, the annual audit of the Company's financial statements and the Company's internal accounting practices and policies.

  The Company's Articles of Incorporation provides for a staggered Board of Directors divided into three classes. Mr. Lanier serves in the first class of directors, Mr. Miller in the second and Messrs. Greenspan and Ruben in the third. The initial terms of the second and third classes of directors will expire at the first and second annual meetings of shareholders, respectively, following consummation of this offering. Thereafter, each second and third class director will be elected to serve for a term of three years and until his successor is duly elected and qualified. Mr. Lanier's initial term as a member of the first class of directors expired at the first annual meeting of shareholders following the Company's initial public offering. At that meeting, Mr. Lanier was elected to serve a three-year term expiring in 1999. Certain of the Company's shareholders, holding approximately 39.9% of the Company's Common Stock outstanding upon consummation of this offering, have entered into a Voting Agreement with South Atlantic Venture Fund III, Limited Partnership ("South Atlantic"), to vote their shares in favor of one nominee for the Board of Directors designated by South Atlantic for so long as South Atlantic continues to own more than 50% of the shares it presently owns. Mr. Miller currently serves as South Atlantic's designated member of the Board pursuant to this arrangement. See "Principal and Selling Shareholders." The Company's present intention is to continue to seek qualified, independent persons to serve as additional members of the Board of Directors.

EXECUTIVE COMPENSATION

  The following table presents certain information relating to various forms of compensation awarded to, earned by or paid to the Company's Chief Executive Officer and the most highly compensated officers other than the Chief Executive Officer who earned more than $100,000 during fiscal 1995 and were serving in such capacities at the end of fiscal 1995. Such executive officers are hereinafter referred to as the Company's "Named Executive Officers."

                          SUMMARY COMPENSATION TABLE

                                                                LONG-TERM COMPENSATION
                                                                ----------------------
                                     ANNUAL COMPENSATION(1)             AWARDS
                                     ----------------------    -------------------------
NAME AND PRINCIPAL                                               SECURITIES UNDERLYING      ALL OTHER
POSITION                 FISCAL YEAR   SALARY         BONUS         OPTIONS/SARS(#)      COMPENSATION(2)
------------------       ----------- -----------    ---------- ------------------------- ---------------
Stephen H. Greenspan,
 Chairman, President and    1995     $    92,308    $        0                0              $2,865
 Chief Executive
  Officer...............    1994         100,000(3)          0                0                   0
Martin Schwartz,
 Senior Vice President
  and                       1995     $   112,862    $   22,539           13,500              $4,904
 General Merchandising
  Manager...............    1994         114,000             0                0               5,437
John C. Dancu,
 Senior Vice President,
  Chief Financial
 Officer and Assistant
  Secretary.............    1995     $    96,923    $        0          236,250              $3,280

--------
(1) In accordance with the rules of the Securities and Exchange Commission, annual compensation for the Company's Named Executive Officers does not reflect any benefits that did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each such executive officer.
(2) The amounts shown represent premiums paid by the Company on behalf of each Named Executive Officer under the Company's health insurance plan.
(3) This figure represents a consulting fee paid to Mr. Greenspan for consulting services rendered during fiscal 1994.

  The following table presents information regarding options granted to the Company's Named Executive Officers during fiscal 1995 to purchase shares of the Company's Common Stock. The Company has no outstanding stock appreciation rights ("SARs") and granted no SARs during fiscal 1995. In accordance with SEC rules, the table shows the hypothetical "gains" or "option spreads" that would exist for the respective options based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term. Mr. Greenspan was not granted any options to purchase Common Stock in fiscal 1995.

                         OPTION GRANTS IN FISCAL 1995

                                                                       POTENTIAL REALIZABLE
                                                                      VALUE AT ASSUMED ANNUAL
                                                                       RATES OF STOCK PRICE
                                                                       APPRECIATION FOR THE
                                     INDIVIDUAL GRANTS                      OPTION TERM
                         -------------------------------------------- -----------------------
                           NO. OF
                         SECURITIES % OF TOTAL
                         UNDERLYING   OPTIONS    EXERCISE
                          OPTIONS   GRANTED TO   OR BASE
                          GRANTED    EMPLOYEES    PRICE    EXPIRATION     5%         10%
NAME                         (#)    DURING YEAR  ($/SHARE)    DATE       ($)         ($)
----                     ---------- -----------  --------  ---------- -----------------------
Mr. Schwartz............   13,500      12.5%      $10.00   Jan. 2006  $   84,902 $    215,155
Mr. Dancu...............  236,250        --%(1)     3.81   Mar. 2005     566,076    1,434,548

--------
(1) Options were issued to Mr. Dancu from certain individual shareholders in March 1995. Had these options been issued by the Company rather than such shareholders, they would have represented 68.6% of the total options granted to employees during the year.

  None of the Company's Named Executive Officers exercised any stock options during fiscal 1995. The following table shows the number of shares of Common Stock subject to exercisable and unexercisable stock options held by each of the Named Executive Officers as of January 28, 1996. The table also reflects the values of such options based on the positive spread between the exercise price of such options and $10.50, which was the closing sale price of a share of Common Stock reported in the Nasdaq National Market on January 26, 1996 (the last trading day prior to the end of the Company's fiscal year).

    OPTION EXERCISES IN FISCAL 1995 AND FISCAL 1995 YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                    OPTIONS AT           IN-THE-MONEY OPTIONS
                                    YEAR-END (#)            AT YEAR-END ($)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Mr. Schwartz................         0      13,500             $0     $6,750
Mr. Dancu...................   236,250           0      1,570,013          0

--------
(1) The value of unexercised in-the-money options at January 26, 1996 is calculated as follows: [(Per Share Closing Sale Price on January 26, 1996)
    - (Per Share Exercise Price)] x Number of Shares Subject to Unexercised Options. The closing sale price reported by the Nasdaq National Market of the Company's Common Stock for January 26, 1996 was $10.50 per share.

EMPLOYMENT AGREEMENTS

  In May 1995, the Company entered into a five-year employment agreement with each of Messrs. Greenspan and Schwartz. Under his agreement, the Company agreed to employ Mr. Greenspan as its Chairman of the Board and President at a salary of $120,000 per year plus such other benefits as are made available to other senior executives of the Company. The agreement provides that if Mr. Greenspan is terminated by K&G other than for "cause," as defined in the agreement, he is entitled to severance compensation equal to 100% of his then-current annual salary. The agreement contains provisions that purport to restrict Mr. Greenspan's ability to compete with the Company or solicit its employees for a specified period following the termination of his employment. Mr. Schwartz' employment agreement is similar in form except that it (i) provides for Mr. Schwartz to be employed as the Company's General Merchandising Manager at a salary of $118,000 per year plus such other benefits as are made available to other senior executives of the Company and
(ii) entitles Mr. Schwartz to severance compensation equal to 200% of his then-current annual salary in the event of termination of his employment other than for "cause."

  In March 1995, the Company entered into a two-year employment agreement with Mr. Dancu under which he is employed as K&G's Chief Financial Officer at a salary of $120,000 per year plus such other benefits as are made available to other senior executives of the Company. The agreement provides that if Mr. Dancu is terminated by K&G other than for "cause," he is entitled to 50% of his then-current annual salary plus amounts accrued to date to Mr. Dancu under any bonus or incentive compensation programs then in effect. The agreement contains provisions that purport to restrict Mr. Dancu's ability to compete with the Company or solicit its employees for a specified period following the termination of his employment. In connection with the execution of Mr. Dancu's employment agreement, each of the Company's then-existing shareholders granted Mr. Dancu an option to purchase a number of shares of Common Stock equal to 4.5% of the respective stock holdings of each such shareholder. These options, which relate to an aggregate of 236,250 shares and are exercisable at $3.81 per share, vested upon consummation of the Company's initial public offering in January 1996.

COMPENSATION OF DIRECTORS

  Directors do not currently receive any additional compensation for serving on the Board of Directors or its committees, but are reimbursed for travel costs and other out-of-pocket expenses incurred in attending such meetings.

STOCK OPTION PLAN FOR DIRECTORS

  The Company's Stock Option Plan for Directors (the "Director's Plan") provides for the grant of non-qualified stock options to purchase up to 50,000 shares of Common Stock to Directors who are not employees of the Company. Under the Director's Plan, eligible Directors automatically receive options to purchase, at the fair market value of the share on the date of grant, (i) 4,000 shares of Common Stock upon the commencement of their services as a Director, and (ii) 2,500 shares of Common Stock annually as of the first business day of each fiscal year of the Company. As of July 28, 1996, no options under the Director's Plan had been granted.

STOCK OPTION PLAN FOR EMPLOYEES

  The Company's 1995 Stock Option Plan for Employees (the "Employee Plan") provides for the grant of both incentive and non-qualified options to purchase up to 562,500 shares of Common Stock. Upon consummation of the Company's initial public offering, acting pursuant to the Employee Plan, the Compensation Committee of the Board of Directors granted employee stock options to purchase 119,325 shares of Common Stock at an exercise price equal to $10.00, the Company's initial public offering price. All of these options vest incrementally over a period of four years and expire 10 years from the date of grant. All of the Company's executive officers are eligible to participate in this plan. As of July 28, 1996, there were options to purchase 123,325 shares of Common Stock outstanding under the Employee Plan at a weighted average exercise price of $10.25.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Interlocks. Until the establishment of the Compensation Committee in November 1995, the Board of Directors made decisions involving executive compensation based primarily upon the recommendations of the Chairman of the Board, President and Chief Executive Officer, Mr. Stephen H. Greenspan. During fiscal 1995, no executive officer of the Company except Mr. Greenspan served on the Company's Board of Directors. (The Company does not consider Mr. W. Paul Ruben, who holds the title of Secretary, to be an executive officer of the Company.) During fiscal 1995, the Compensation Committee did not include any member of the Board of Directors who at that time served as an officer or employee of the Company.

  Certain Transactions. Prior to the Company's initial public offering in January 1996, the Company was operated as a privately-held business and as such entered into various transactions in the ordinary course of business with certain entities affiliated with Messrs. Greenspan, Ruben and Richard M. Vehon, Sr. Mr. Greenspan is the Chairman of the Board, President and Chief Executive Officer of the Company, and also its principal shareholder. Mr. Ruben is a director and Mr. Vehon is a former director of the Company, and both of Messrs. Ruben and Vehon owned greater than 10% of the outstanding Common Stock of the Company prior to its initial public offering. Management has recently sought to reduce the number and dollar volume of related party transactions involving the Company. The Audit Committee of the Board of Directors is responsible for evaluating the appropriateness of any future related party transactions.

  During fiscal 1993, fiscal 1994 and at the beginning of fiscal 1995, the shoe departments of certain of the Company's stores were operated on a "concessionaire" basis by a company called G&D Footwear, 25% of which is owned by each of Messrs. Greenspan and Ruben. Pursuant to this arrangement, G&D Footwear paid the Company 10% of the net sales of the shoe department in each of the affected stores. This arrangement resulted in ordinary course of business payments to the Company from G&D Footwear of approximately $124,000 and $250,000 for fiscal 1993 and fiscal 1994, respectively. At the beginning of fiscal 1995, K&G discontinued the leased shoe department operation run by G&D Footwear and subsequently purchased the shoe department inventory of G&D Footwear (which had an estimated cost to G&D Footwear of approximately $387,000) for approximately $391,000. The Company no longer operates leased shoe departments in any of the Company's stores.

  For fiscal 1993 and fiscal 1994, Mr. Greenspan served as an officer of the Company pursuant to a consulting arrangement between K&G and G-II Associates, Inc., which is wholly owned by Mr. Greenspan. Pursuant to this arrangement, Mr. Greenspan was paid $100,000 in each of fiscal 1993 and fiscal 1994. In addition, for fiscal 1993, T&C Liquidators, Inc. (which was a 50%-owned affiliate of the Company at the time), paid $100,000 to each of Messrs. Greenspan and Vehon pursuant to a similar consulting arrangement. K&G has terminated all such consulting arrangements, and Mr. Greenspan is now a party to an Employment Agreement with the Company. See "Management--Employment Agreements."

  The Company leases its Irving, Texas store from Messrs. Greenspan, Ruben and Vehon. Pursuant to this arrangement, the Company made lease payments of $44,000, $60,000 and $61,250 in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. The lease for this store currently provides that the Company pay rent of $5,500 per month.

  Historically, the Company purchased a portion of its inventory from, and sold inventory to, a company called K&G Associates, 50% of which is owned by each of Messrs. Greenspan and Ruben. Pursuant to this arrangement, the Company purchased inventory in the amounts of approximately $2,099,000, $2,382,000 and $510,640 in fiscal 1993, fiscal 1994 and fiscal 1995, respectively, and sold inventory in the amount of $200,000 in fiscal 1994. The Company intends to continue to reduce the volume of inventory purchased from and sold to K&G Associates in the future. In fiscal 1993, K&G also borrowed various amounts, the maximum being $120,000, interest free, from K&G Associates. This loan was repaid in full by the end of fiscal 1993.

  During fiscal 1993, Mr. Greenspan loaned the Company $200,000, the proceeds of which provided working capital to the Company. This loan was repaid with interest (calculated at an interest rate of 6.5% per annum) early in fiscal 1995. During fiscal 1993, fiscal 1994 and through June 30, 1995, Messrs. Greenspan and Ruben personally guaranteed the Company's obligations to its bank lender. On June 30, 1995, they were released from these guaranties upon the renewal of the Company's bank line of credit.

  In May 1995, the Company raised gross proceeds of $6.5 million through the sale of Redeemable Common Stock, Series B, primarily to institutional investors. Of such amount, $3,999,000 and $1,999,500 were invested by South Atlantic Venture Fund III, Limited Partnership ("South Atlantic"), and ITC Holding Company ("ITC"), entities that are now principal shareholders of the Company. W. Scott Miller and B. Campbell Lanier, III, Directors of the Company, are principals of South Atlantic and ITC, respectively. In addition, John C. Dancu, the Company's Chief Financial Officer, purchased $150,000 of Redeemable Common Stock, Series B, in that transaction. The proceeds of the transaction were used to redeem Common Stock, Series A, from K&G's existing shareholders, including Messrs. Greenspan, Ruben and Vehon, in the amounts of $3,000,000, $1,519,500 and $820,500, respectively. Upon consummation of this offering, the holders of Redeemable Common Stock, Series B, were paid a dividend in the aggregate amount of approximately $237,000. The Redeemable Common Stock, Series B, was automatically converted into Common Stock and ceased to be authorized and outstanding.

  The Company leased its original Atlanta store from a company called G&R Inc., 50% of which is owned by each of Messrs. Greenspan and Ruben. The lease for this store provided that the Company pay G&R monthly minimum rent equal to a specified dollar amount plus 1% of the net sales of the store above the minimum amount on an annual basis. Pursuant to this arrangement, the Company paid or accrued to G&R approximately $139,000, $143,000 and $154,000 in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. The lease for this store, which by its terms would have expired in January 2007, was terminated (without penalty) in February 1996.

  Ellsworth Realty, L.L.C. ("Ellsworth Realty"), a limited liability company whose shareholders are Messrs. Greenspan, Ruben and Dancu, acquired a building located across the street from the Company's original store in Atlanta. The Company's corporate headquarters and warehouse space has been located in this building since fiscal 1992. The Company now leases its corporate headquarters and warehouse space in this building from Ellsworth Realty and, in February 1996, relocated its original Atlanta store in this building. The lease for the building provides for the Company to pay Ellsworth Realty a specified amount for the warehouse and office space and a specified amount for the retail space plus 1% of the net sales of the store in excess of a certain threshold amount. The Company's minimum rental obligation for the building under this arrangement is approximately $19,200 per month.

  Management believes that transactions between the Company and its officers, directors, principal shareholders and affiliates have been and will be on terms no less favorable to the Company as may be obtained from unaffiliated third parties.

                             CERTAIN TRANSACTIONS

  All of the Company's material related party transactions are described above under "Management-- Compensation Committee Interlocks and Insider
Participation."

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of September 30, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, with respect to (i) each person known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors and named executive officers, (iii) each Selling Shareholder and (iv) all directors and executive officers of the Company as a group. Shares beneficially owned include securities that such person has the power to vote or to direct the investment of and also includes shares such person has the right to acquire beneficial ownership of within 60 days through the exercise of an option, warrant or right of conversion of a security or otherwise. Unless otherwise indicated, (i) each of the shareholders has sole voting and investment power with respect to the shares beneficially owned and (ii) the business address of each person named below is that of the Company.

                                                                  SHARES BENEFICIALLY
                               SHARES BENEFICIALLY                    OWNED AFTER
                             OWNED PRIOR TO OFFERING  SHARES           OFFERING
                             -----------------------  BEING       -------------------
          NAME                  NUMBER       PERCENT  OFFERED      NUMBER    PERCENT
          ----               ------------    -------  -------     --------   --------
South Atlantic Venture
 Fund III, Limited
 Partnership(1).........         699,825       11.0%      --       699,825     10.5%
ITC Holding Company(2)..         157,223        2.5    80,000       77,223      1.2
Susan Lee Lorder
Vehon(3)................         188,861        3.0    50,000      138,861      2.1
Susan Lee Lorder Vehon
 and Richard M. Vehon,
 Jr. as Independent
 Executors of the Estate
 of Richard M. Vehon,
 Sr.(3).................         188,862        3.0    50,000      138,862      2.1
Richard M. Vehon,
Jr.(3)..................          65,938        1.0    12,150       53,788      0.8
J. William Fowler.......         298,263        4.7   150,000      148,263      2.2
Stephen H. Greenspan(4).       1,504,449       23.6   300,000    1,204,449     18.0
W. Paul Ruben(5)........         884,494       13.9   175,000      709,494     10.6
Martin Schwartz.........         302,189        4.7    60,000      242,189      3.6
John C. Dancu(6)........         262,500        4.1     9,000      253,500      3.8
Campbell B. Lanier,
III(7)..................         157,223        2.5    80,000       77,223      1.2
W. Scott Miller(8)......         709,825       11.1       --       709,825     10.6
Directors and executive
officers as a group (7
persons)................       3,820,680       59.9%  624,000    3,196,680     47.8%

--------
(1) The business address of South Atlantic Venture Fund III, Limited Partnership ("South Atlantic") is 614 West Bay Street, Suite 200, Tampa, Florida 33606-2704.
(2) The business address of ITC Holding Company ("ITC") is 1239 OG Skinner Drive, P.O. Box 510, West Point, Georgia 31833.
(3) The business address of the named principal shareholder is 1050 N. Central Expressway, Richardson, Texas 75080. The shares indicated for each of Susan Lee Lorder Vehon and Richard M. Vehon, Jr. are presented exclusive of the shares owned by the Estate of Richard M. Vehon, Sr., although each of such Selling Shareholders may be deemed to beneficially own such Estate's shares.
(4) Includes 656,250 shares (10.3% of the amount outstanding prior to the offering) owned of record by a partnership established for Mr. Greenspan's family.
(5) Includes 656,250 shares (10.3% of the amount outstanding prior to the offering) owned of record by a partnership established for Mr. Ruben's family. This partnership is selling 50,000 shares of Common Stock in this offering.
(6) Includes 26,250 shares owned directly by Mr. Dancu (9,000 of which are being sold in this offering) and 236,250 shares subject to options held by him to purchase outstanding shares of Common Stock. Mr. Dancu's options were granted to him by existing shareholders, and relate to shares held by various shareholders, including shareholders identified above.
(7) All of the indicated shares are owned of record by ITC Holding Company, with which Mr. Lanier is affiliated. Mr. Lanier's business address is that of ITC, as indicated in footnote (2) above.
(8) Includes 699,825 shares owned of record by South Atlantic, with which Mr. Miller is affiliated, and 10,000 shares owned of record by a trust established for Mr. Miller's family. Mr. Miller's business address is that of South Atlantic, as indicated in footnote (1) above.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.01 par value, and 2,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"). As of September 30, 1996, there were 6,377,500 shares of Common Stock and no shares of Preferred Stock issued and outstanding. The following description is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Amended and Restated By-laws (the "Bylaws"), which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. Subject to preferences that may be granted to holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, which may be granted to the holders of Preferred Stock. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares or other securities, and there are no redemption or sinking fund provisions with respect to such shares. The issued and outstanding shares of Common Stock are, and the shares offered hereby will be upon payment therefor, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series and the rights and preferences thereof, including dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, voting rights, conversion rights and liquidation preferences of the shares constituting such series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, an issuance of Preferred Stock could result in a class of securities outstanding that would have preferences over the Common Stock with respect to dividends and liquidations, and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

  The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company, through merger, tender offer, proxy contest or otherwise, by making such attempts more difficult to achieve or more costly. There are no issued and outstanding shares of Preferred Stock, the Board of Directors has no present intention to issue any shares of Preferred Stock and there are no agreements or understandings for the issuance of Preferred Stock.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

  The Company's Articles of Incorporation provide for a staggered Board of Directors divided into three classes. The shareholders may not amend or repeal this provision except upon the affirmative vote of the holders of not less than 75% of the outstanding shares of capital stock of the Company entitled to vote thereon. At any meeting of shareholders with respect to which notice of such purpose has been given, the affirmative vote of the holders of 75% of all outstanding shares of capital stock of the Company entitled to vote with respect to the election of directors may remove directors, but only for cause.

  The Company's Articles of Incorporation further provide that nominations for the election of directors may be made by the Board of Directors or a committee appointed by the Board of Directors, or by any shareholder of record entitled to vote generally in the election of directors. However, a shareholder may nominate one or more persons for election as director at a meeting only if written notice of such shareholder's intent to make such nomination has been given to the Secretary of the Company not later than (i) with respect to any election to be held at an annual meeting of shareholders, 90 days in advance of such meeting, and (ii) with respect to any election of directors to be held at a special meeting of shareholders, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.

  The provisions of the Articles of Incorporation described in the two preceding paragraphs may adversely affect the ability of the shareholders to effect a change in control of the Company even if the change in control is believed to be in the interests of the shareholders.

  As authorized by Georgia Business Corporation Code (the "GBCC"), the Company's Articles of Incorporation provide that, to the fullest extent permitted by the GBCC, no director of the Company will be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. Under the GBCC, this provision does not limit a director's liability (i) for any appropriation, in violation of his duties, of any business opportunity of the Company, (ii) for acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any shareholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

  The Company's Articles of Incorporation provide that directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by the GBCC, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Company has entered into a form of Indemnification Agreement consistent with this provision with all of the Company's directors and executive officers named in the Registration Statement of which this Prospectus is a part. The rights of directors and officers to indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise.

REGISTRATION RIGHTS

  Certain holders of Common Stock may require the Company to register under the Securities Act up to 1,092,236 shares of Common Stock (after giving effect to this offering) held by them under the terms and conditions of various registration rights agreements. In addition, under the terms of these agreements, these parties are entitled to certain piggyback registration rights should the Company register additional shares of Common Stock. Such shareholders have agreed with the Company and the Underwriters not to exercise any of such registration rights for a period of 120 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters.

VOTING AGREEMENT

  Certain of the Company's shareholders, holding approximately 39.9% of the Company's Common Stock outstanding upon consummation of this offering, have entered into a Voting Agreement with South Atlantic Venture Fund III, Limited Partnership ("South Atlantic"), to vote their shares in favor of one nominee for the Board of Directors designated by South Atlantic for so long as South Atlantic continues to own more than 50% of the shares it presently owns. Mr. Miller currently serves as South Atlantic's designated member of the Board pursuant to this arrangement.

LISTING

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "MENS."

TRANSFER AGENT

  The transfer agent for the Company's Common Stock is First Union National Bank of North Carolina.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 6,691,350 shares of Common Stock outstanding (6,736,350 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, all of the shares offered hereby may be resold without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased in the offering by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, may only be resold in compliance with applicable provisions of Rule 144. Of the remaining 5,491,350 shares of Common Stock held by existing shareholders, 3,079,763 shares are subject to the restrictions on resale of Rule 144. Restricted securities and securities held by affiliates of the Company may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an applicable exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

  In general, under Rule 144 as currently in effect, a shareholder, including an affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least two years from the later of the date such securities were acquired from the Company, or (if applicable) the date they were acquired from an affiliate, is entitled to sell within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 66,914 shares immediately after this offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. In addition, if a period of at least three years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an affiliate of the Company, a shareholder who is not an affiliate of the Company at the time of sale and has not been an affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the restrictions described above.

  Approximately 2,677,796 shares of Common Stock are eligible for sale in the public market under Rule 144, subject to the volume limitations and other requirements described above. Notwithstanding the above, the holders of 2,645,906 of those shares (as well as the holders of 855,986 additional shares not eligible for sale under Rule 144 following consummation of this offering) have agreed not to sell or transfer any such shares for a period of 120 days after the date of this Prospectus, without the prior consent of the representatives of the Underwriters, except for bona fide gifts or transfers effected other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by such restriction.

  Certain holders of Common Stock have the contractual right to require the Company to register shares of Common Stock held by them for sale under the Securities Act. In addition, these parties are entitled to certain piggyback registration rights should the Company register additional shares of Common Stock. Such holders have agreed with the Company and the Underwriters not to exercise any of such registration rights for a period of 120 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters.

  The Securities and Exchange Commission (the "Commission") has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modifications will have a material effect on the times when shares of the Company's Common Stock become eligible for resale.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, Inc., J.C. Bradford & Co. and Interstate/Johnson Lane Corporation are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names.

                                                                       NUMBER OF
         UNDERWRITER                                                    SHARES
         -----------                                                   ---------
   The Robinson-Humphrey Company, Inc. ..............................
   J.C. Bradford & Co. ..............................................
   Interstate/Johnson Lane Corporation...............................

                                                                       ---------
       Total.........................................................  1,200,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $    per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share in sales to certain
other dealers. After the public offering, the public offering price and other selling terms may be changed.

  The Company and certain of the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an additional 180,000 shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them as shown in the above table bears to the 1,200,000 shares of Common Stock offered hereby.

  The Company, its principal shareholders, executive officers and directors (holding, in the aggregate, 3,196,680 shares of Common Stock following the offering) have agreed that they will not offer, sell or otherwise dispose of any shares of Common Stock of the Company (other than the shares offered by the Company in this offering) for a period of 120 days from the date of this Prospectus without the prior written consent of the Representatives.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act.

  In connection with this offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the two business day period before commencement of offers of sales of the Common Stock. The passive market-making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded.


                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Hunton & Williams, Atlanta, Georgia, and for the Underwriters by Troutman Sanders LLP, Atlanta, Georgia.

                                    EXPERTS

  The consolidated financial statements of K&G Men's Center, Inc. as of and for the years ended January 30, 1994, January 29, 1995 and January 28, 1996, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                            ADDITIONAL INFORMATION

  K&G has filed a registration statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to K&G and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and consolidated financial statements and notes filed as a part thereof. Statements herein concerning the contents of any contract or other document filed with the Commission as an exhibit to the Registration Statement are not necessarily complete and are qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C., and at the regional offices of the Commission listed above. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C., 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

                    K&G MEN'S CENTER, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                         NUMBER
                                                                         ------
CONSOLIDATED FINANCIAL STATEMENTS OF K&G MEN'S CENTER, INC. AND
SUBSIDIARIES:
 Report of Independent Public Accountants...............................  F-2
 Consolidated Balance Sheets as of January 29, 1995, January 28, 1996,
  and July 28, 1996.....................................................  F-3
 Consolidated Statements of Operations for the fiscal years ended
  January 30, 1994, January 29, 1995, and January 28, 1996 and for the
  six months ended July 30, 1995(unaudited) and July 28, 1996
  (unaudited)...........................................................  F-4
 Consolidated Statements of Shareholders' Equity for the fiscal years ended January 30, 1994, January 29, 1995, and January 28, 1996 and the
  six months ended July 28, 1996 (unaudited)............................  F-5
 Consolidated Statements of Cash Flows for the years ended January 30,
  1994, January 29, 1995, and January 28, 1996 and for the six months ended July 30, 1995(unaudited) and July 28, 1996 (unaudited)..........  F-6
 Notes to Consolidated Financial Statements.............................  F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Shareholders of K&G Men's Center, Inc.:

  We have audited the accompanying consolidated balance sheets of K&G Men's Center, Inc. (a Georgia corporation) and subsidiaries as of January 29, 1995 and January 28, 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K&G Men's Center, Inc. and subsidiaries as of January 29, 1995 and January 28, 1996 and the results of their operations and their cash flows for each of the three years in the period ended January 28, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Atlanta, Georgia
March 13, 1996

                    K&G MEN'S CENTER, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                             JANUARY 28, 1996
                             JANUARY 29,  ------------------------   JULY 28,
                                1995        ACTUAL      PRO FORMA      1996
                             -----------  -----------  -----------  -----------
                                                       (UNAUDITED)  (UNAUDITED)
                                                        (NOTES 2
                                                         AND 12)
                                  ASSETS
CURRENT ASSETS:
 Cash and cash equivalents.  $ 2,377,000  $ 2,503,600  $12,455,100  $ 8,911,300
 Accounts receivable.......      410,300      727,500      727,500      872,600
 Merchandise inventory.....    8,194,900   11,148,200   11,148,200   13,553,800
 Other assets..............      240,300    1,069,100      715,200    1,171,300
                             -----------  -----------  -----------  -----------
       Total current
       assets..............   11,222,500   15,448,400   25,046,000   24,509,000
                             -----------  -----------  -----------  -----------
PROPERTY AND EQUIPMENT:
 Furniture and fixtures....      386,700      649,400      649,400      870,900
 Computer equipment........      349,700      479,800      479,800      499,900
 Leasehold improvements....      785,800    1,160,900    1,160,900    1,530,500
                             -----------  -----------  -----------  -----------
                               1,522,200    2,290,100    2,290,100    2,901,300
 Less accumulated
 depreciation..............     (657,800)    (893,300)    (893,300)  (1,081,700)
                             -----------  -----------  -----------  -----------
  Property and equipment,
  net......................      864,400    1,396,800    1,396,800    1,819,600
                             -----------  -----------  -----------  -----------
OTHER ASSETS, net..........      377,500      358,200      358,200      560,600
                             -----------  -----------  -----------  -----------
       Total assets........  $12,464,400  $17,203,400  $26,801,000  $26,889,200
                             ===========  ===========  ===========  ===========
                   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable..........  $ 3,882,800  $ 5,193,900  $ 5,193,900  $ 4,266,900
 Sales taxes payable.......      234,300      602,500      602,500      460,800
 Accrued expenses..........      690,500    1,219,400      685,100      991,500
 Income taxes payable......      543,700      619,400      619,400            0
 Notes payable to related
 parties...................      200,000            0            0            0
 Current portion of long-
 term debt.................       70,200            0            0            0
                             -----------  -----------  -----------  -----------
       Total current
       liabilities.........    5,621,500    7,635,200    7,100,900    5,719,200
                             -----------  -----------  -----------  -----------
NOTES PAYABLE TO RELATED
PARTIES....................      573,500      205,000      205,000      205,000
                             -----------  -----------  -----------  -----------
LONG-TERM DEBT, less
current portion............       51,000            0            0            0
                             -----------  -----------  -----------  -----------
COMMITMENTS (Note 5)
MINORITY INTEREST..........       30,700      244,300      244,300      225,700
                             -----------  -----------  -----------  -----------
REDEEMABLE COMMON STOCK,
 Series B, $.01 par value;
 0 and 1,137,675 shares
 authorized, respectively;
 0, 1,137,675 (actual), and
 0 (pro forma and actual)
 issued and outstanding,
 respectively..............            0    6,475,900            0            0
                             -----------  -----------  -----------  -----------
SHAREHOLDERS' EQUITY:
 Preferred Stock, $.01 par
  value; 0, 0, and
  2,000,000 shares pro
  forma and actual
  authorized, respectively,
  and unissued.............            0            0            0            0
 Common Stock, Series A,
  $.01 par value;
  5,250,000, 5,250,000, and
  0 shares pro forma and
  actual authorized,
  respectively; 5,250,000,
  4,112,325 (actual), and 0
  (pro forma and actual)
  shares issued and
  outstanding,
  respectively.............       52,500       41,100            0            0
 Common Stock, $.01 par
  value; 0, 0, and
  20,000,000 (pro forma and
  actual) shares
  authorized, respectively;
  0, 0 (actual), and
  6,377,500 (pro forma and
  actual) shares issued and
  outstanding,
  respectively.............            0            0       63,800       63,800
 Additional paid-in
  capital..................    1,223,100      990,700   17,587,200   17,587,200
 Retained earnings.........    4,912,100    1,611,200    1,599,800    3,088,300
                             -----------  -----------  -----------  -----------
  Total shareholders'
  equity...................    6,187,700    2,643,000   19,250,800   20,739,300
                             -----------  -----------  -----------  -----------
  Total liabilities and
  shareholders' equity.....  $12,464,400  $17,203,400  $26,801,000  $26,889,200
                             ===========  ===========  ===========  ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                    K&G MEN'S CENTER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                   FISCAL YEAR ENDED                SIX MONTHS ENDED
                          -------------------------------------  ------------------------
                          JANUARY 30,  JANUARY 29,  JANUARY 28,   JULY 30,     JULY 28,
                             1994         1995         1996         1995         1996
                          -----------  -----------  -----------  -----------  -----------
                                                                       (UNAUDITED)
NET SALES...............  $37,081,000  $49,801,400  $60,026,700  $25,103,000  $35,745,100
COST OF SALES, including
 occupancy costs........   28,852,300   38,244,500   45,594,000   19,172,200   27,468,600
                          -----------  -----------  -----------  -----------  -----------
GROSS PROFIT............    8,228,700   11,556,900   14,432,700    5,930,800    8,276,500
SELLING, GENERAL, AND
 ADMINISTRATIVE
 EXPENSES...............    5,987,300    7,834,600    9,294,700    4,016,700    6,103,700
                          -----------  -----------  -----------  -----------  -----------
OPERATING INCOME........    2,241,400    3,722,300    5,138,000    1,914,100    2,172,800
OTHER INCOME (EXPENSE):
 Interest expense.......      (75,000)    (159,100)     (54,700)     (59,000)     (20,100)
 Other income, net......       38,700      235,000      220,000       58,900      317,000
                          -----------  -----------  -----------  -----------  -----------
INCOME BEFORE INCOME
 TAXES AND MINORITY
 INTEREST IN (EARNINGS)
 LOSS OF AFFILIATES.....    2,205,100    3,798,200    5,303,300    1,914,000    2,469,700
PROVISION FOR INCOME
 TAXES..................      845,000    1,532,000    2,079,000      749,100      945,000
                          -----------  -----------  -----------  -----------  -----------
INCOME BEFORE MINORITY
 INTEREST IN (EARNINGS)
 LOSS OF AFFILIATES.....    1,360,100    2,266,200    3,224,300    1,164,900    1,524,700
MINORITY INTEREST IN
 (EARNINGS) LOSS OF
 AFFILIATES.............     (202,900)      31,500      (38,200)      24,000      (36,200)
                          -----------  -----------  -----------  -----------  -----------
NET INCOME..............    1,157,200    2,297,700    3,186,100    1,188,900    1,488,500
DIVIDENDS ON REDEEMABLE
 COMMON STOCK, SERIES B.            0            0     (229,800)     (70,200)           0
                          -----------  -----------  -----------  -----------  -----------
NET INCOME APPLICABLE TO
 COMMON STOCK, SERIES A
 SHAREHOLDERS...........  $ 1,157,200  $ 2,297,700  $ 2,956,300  $ 1,118,700  $ 1,488,500
                          ===========  ===========  ===========  ===========  ===========
NET INCOME PER COMMON
 AND COMMON EQUIVALENT
 SHARE..................  $       .26  $       .48  $       .61  $       .23  $       .23
                          ===========  ===========  ===========  ===========  ===========
WEIGHTED AVERAGE COMMON
 AND COMMON EQUIVALENT
 SHARES OUTSTANDING.....    4,410,000    4,830,000    5,250,000    5,250,000    6,377,500
                          ===========  ===========  ===========  ===========  ===========

 The accompanying notes are an integral part of these consolidated statements.

                    K&G MEN'S CENTER, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                            COMMON STOCK      ADDITIONAL
                         -------------------    PAID-IN     RETAINED
                           SHARES    AMOUNT     CAPITAL     EARNINGS      TOTAL
                         ----------  -------  -----------  ----------  -----------
BALANCE, January 31,
1993....................  2,625,000  $26,300  $   149,900  $1,483,300  $ 1,659,500
 Net income.............          0        0            0   1,157,200    1,157,200
                         ----------  -------  -----------  ----------  -----------
BALANCE, January 30,
 1994...................  2,625,000   26,300      149,900   2,640,500    2,816,700
 Stock dividend.........  1,785,000   17,800            0     (17,700)         100
 Issuance of stock to
  acquire minority
  interest..............    840,000    8,400    1,073,200      (8,400)   1,073,200
 Net income.............          0        0            0   2,297,700    2,297,700
                         ----------  -------  -----------  ----------  -----------
BALANCE, January 29,
 1995...................  5,250,000   52,500    1,223,100   4,912,100    6,187,700
 Stock redemption....... (1,137,675) (11,400)    (232,400) (6,257,200)  (6,501,000)
 Net income.............          0        0            0   3,186,100    3,186,100
 Dividends on Redeemable
  Common Stock, Series
  B.....................          0        0            0    (229,800)    (229,800)
                         ----------  -------  -----------  ----------  -----------
BALANCE, January 28,
 1996...................  4,112,325   41,100      990,700   1,611,200    2,643,000
 Net income (unaudited).          0        0            0   1,488,500    1,488,500
 Initial public
  offering, net of
  expenses (unaudited)..  1,127,500   11,300   10,120,600           0   10,131,900
 Conversion of
  Redeemable Common
  Stock, Series B and
  Common Stock,
  Series A to Common
  Stock (unaudited).....  1,137,675   11,400    6,475,900     (11,400)   6,475,900
                         ----------  -------  -----------  ----------  -----------
BALANCE, July 28, 1996
 (unaudited)............  6,377,500  $63,800  $17,587,200  $3,088,300  $20,739,300
                         ==========  =======  ===========  ==========  ===========


 The accompanying notes are an integral part of these consolidated statements.

                    K&G MEN'S CENTER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  FISCAL YEAR ENDED               SIX MONTHS ENDED
                         -------------------------------------  ----------------------
                         JANUARY 30,  JANUARY 29,  JANUARY 28,   JULY 30,    JULY 28,
                            1994         1995         1996         1995        1996
                         -----------  -----------  -----------  ----------  ----------
                                                                     (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income............. $1,157,200   $2,297,700   $3,186,100   $1,118,700  $1,488,500
                         ----------   ----------   ----------   ----------  ----------
 Adjustments to
  reconcile net income
  to net cash provided
  by (used for)
  operating activities:
  Minority interest in
   earnings (loss) of
   affiliates...........    202,900      (31,500)      38,200      (24,000)     36,200
  Depreciation and
   amortization.........    250,300      271,200      329,800      180,100     196,000
  Deferred income tax
   provision (benefit)..     32,400      (52,200)    (275,000)           0           0
  Loss on disposal of
   fixed assets.........          0            0       39,900            0           0
  Changes in assets and
   liabilities:
   Accounts receivable..   (224,300)     (36,000)    (317,200)     402,500    (145,100)
   Merchandise
    inventory...........   (847,100)  (1,644,500)  (2,953,300)    (722,200) (2,405,600)
   Other assets, net....   (100,300)      53,800     (591,400)    (478,100)   (102,200)
   Accounts payable.....   (716,600)     735,600    1,306,300     (433,200)   (927,000)
   Sales taxes payable..    (84,700)     (23,900)     368,200      304,300    (141,700)
   Accrued expenses.....    250,900      (28,000)     299,100      532,000    (227,900)
   Income taxes payable.   (181,200)    (123,500)      75,700     (654,000)   (619,400)
                         ----------   ----------   ----------   ----------  ----------
    Total adjustments... (1,417,700)    (879,000)  (1,679,700)    (892,600) (4,336,700)
                         ----------   ----------   ----------   ----------  ----------
    Net cash (used in)
     provided by
     operating
     activities.........   (260,500)   1,418,700    1,506,400      226,100  (2,848,200)
                         ----------   ----------   ----------   ----------  ----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Additions to property
  and equipment.........   (292,800)    (366,800)    (885,000)     (70,000)   (611,100)
 Other investing
  activities............          0            0            0        4,000    (209,900)
                         ----------   ----------   ----------   ----------  ----------
    Net cash used in
     investing
     activities.........   (292,800)    (366,800)    (885,000)     (66,000)   (821,000)
                         ----------   ----------   ----------   ----------  ----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Issuance of common
  stock.................          0            0            0            0  10,131,900
 Redemption of Common
  Stock, Series A.......          0            0   (6,501,000)  (6,501,000)          0
 Issuance of Redeemable
  Common Stock, Series
  B.....................          0            0    6,475,900    6,475,900           0
 Repayments of notes
  payable to related
  parties...............          0      (36,000)    (348,500)           0           0
 Repayments of long-term
  debt..................    (68,300)     (75,900)    (121,200)    (243,000)          0
 Issuance of notes
  payable to related
  parties...............     25,000      559,500            0            0           0
 Purchase of minority
  interest in affiliate.          0      (70,000)           0            0           0
 Capital contribution
  from (dividend paid
  to) minority
  stockholder...........    100,300       45,000            0            0     (55,000)
                         ----------   ----------   ----------   ----------  ----------
    Net cash provided by
     (used in) financing
     activities.........     57,000      422,600     (494,800)    (268,100) 10,076,900
                         ----------   ----------   ----------   ----------  ----------
NET (DECREASE) INCREASE
 IN CASH AND CASH
 EQUIVALENTS............   (496,300)   1,474,500      126,600     (108,000)  6,407,700
CASH AND CASH
 EQUIVALENTS AT
 BEGINNING OF PERIOD....  1,398,800      902,500    2,377,000    2,377,000   2,503,600
                         ----------   ----------   ----------   ----------  ----------
CASH AND CASH
 EQUIVALENTS AT END OF
 PERIOD................. $  902,500   $2,377,000   $2,503,600   $2,269,000  $8,911,300
                         ==========   ==========   ==========   ==========  ==========
SUPPLEMENTAL DISCLOSURE
 OF CASH PAID FOR:
 Interest............... $   53,300   $   96,000   $  124,581   $   57,400  $   18,900
                         ==========   ==========   ==========   ==========  ==========
 Income taxes........... $1,000,200   $1,655,500   $2,278,300   $1,456,100  $1,801,000
                         ==========   ==========   ==========   ==========  ==========

 The accompanying notes are an integral part of these consolidated statements.

                    K&G MEN'S CENTER, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

  K&G Men's Center, Inc. (the "Company" or "K&G") is a superstore retailer of a complete line of men's apparel and accessories. As of January 28, 1996 and July 28, 1996, the Company operated eleven and fourteen stores, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the operations of K&G and certain entities which are affiliated by virtue of K&G's effective control and ownership of at least 50% of each. All significant intercompany accounts and transactions have been eliminated. Certain information regarding each of the subsidiary entities is as follows:

  T&C Liquidators, Inc.

  A Texas corporation operating three stores in Texas and Colorado; K&G owns 100% of T&C Liquidators, Inc. ("T&C"). On August 2, 1994, K&G and T&C exchanged shares of common stock (Note 9). Prior to this acquisition, K&G owned 50% of T&C.

  K&G of Indiana, Inc.

  A Georgia corporation operating one store in Indiana; K&G owns 67%.

  K&G Associates of New Jersey, Inc.

  A New Jersey corporation operating one store in New Jersey; K&G owns 100%. As of January 30, 1994, K&G owned 50% of this entity. K&G purchased the other 50% on September 30, 1994 (Note 9).

  K&G of Ohio, Inc.

  A Georgia corporation operating one store in Ohio; K&G owns 60%.

  K&G Mensmart, LLC

  A limited liability corporation which operated one store in Michigan; K&G owns 50%. This entity ceased operations, and the store was closed in September 1995.

  The financial statements of 50%-owned entities are included in the consolidated financial statements because the relationship between K&G and these entities is, in substance, a parent and subsidiary relationship.

 Fiscal Year

  The Company's fiscal year covers a 52 or 53-week period which ends on the Sunday closest to January 31. Fiscal year 1993 ended on January 30, 1994, fiscal year 1994 ended on January 29, 1995, and fiscal year 1995 ended on January 28, 1996.

 Cash and Cash Equivalents

  The Company considers cash on deposit and investments with original maturities of three months or less to be cash equivalents.

 Inventory

  Inventory is stated at the lower of cost or market determined using the first-in, first-out ("FIFO") method. FIFO cost is determined using the retail inventory method.

 Cost of Sales

  Cost of sales includes the cost of merchandise sold, occupancy costs, and certain purchasing and merchandise handling costs.

 Revenue Recognition

  Revenue from retail sales is recognized at the time of sale.

 Store Pre-opening Expenses

  Costs associated with the opening of new stores are expensed when the store is opened.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation of leasehold improvements is provided using the straight-line method over the related lease term, which is less than the estimated useful lives of the assets. Other property and equipment are depreciated using the straight-line method over their estimated useful lives of five to ten years.

  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

 Unaudited Pro Forma Information

  The Company effected its initial public offering on January 24, 1996 (before fiscal 1995 year-end). This transaction closed on January 30, 1996 (after year-end) and resulted in the conversion of the Company's outstanding Redeemable Common Stock, Series B ("Series B") and Common Stock, Series A ("Series A") into common stock, $.01 par value, (the "Common Stock") (Note 6) as well as the issuance of 1,127,500 additional shares at $10.00 each less the expenses of the offering. The unaudited pro forma balance sheet and statement of shareholders' equity information is presented as if the transaction had closed as of January 28, 1996.

 Unaudited Interim Information

  The accompanying financial statements and the related information in the notes to consolidated financial statements as of July 28, 1996 and July 30, 1995, and for the six months then ended, are unaudited. In the opinion of the Company's management, these statements include all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of financial condition and results of operations.

  Because of the seasonality of the Company's business, results for any interim period are not necessarily indicative of the results that may be achieved for the full year. In addition, interim results of operations are affected by the timing and amount of sales and cost associated with the opening of new stores.

 Net Income Per Common and Common Equivalent Share

  Net income per common and common equivalent share is computed by dividing net income by the weighted average number of common and dilutive common equivalent shares outstanding during the periods in accordance with the applicable rules of the Securities and Exchange Commission. The Series B shares, which are considered common stock equivalents, were included in the earnings per share calculation on an as-if-converted basis.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates made by management primarily relate to inventory allowances and certain accrued liabilities.

 Accounting Standards Yet to Be Adopted

  In October 1995, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," which the Company is required to adopt in fiscal year 1996. SFAS No. 123 requires companies to estimate the value of all stock-based compensation using a recognized pricing model. Companies have the option of recognizing this value as an expense or of disclosing its pro forma effects on net income. The Company's management has not yet determined its method of adoption or the financial statement impact of adopting SFAS No. 123.

  In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which established accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, as well as for long-lived assets and certain identifiable intangibles to be disposed of. The Company will be required to adopt the new standard in the first quarter of 1996. The adoption of this standard will not have a material effect on the Company's financial position. Other issued but not yet required FASB standards are not currently applicable to the Company's operations.

3. DEBT

Following is a summary of notes payable to related parties:

                                            JANUARY 29, JANUARY 28,  JULY 28,
                                               1995        1996        1996
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
Note payable to shareholder of subsidiary
 on demand after
 February 2, 1997; fixed interest rate of
 12%.......................................  $ 25,000    $ 25,000   $    25,000
Note payable to shareholder on demand;
fixed interest rate of 7%..................   200,000           0             0
Note payable to shareholder of subsidiary
 on demand after
 February 2, 1997; fixed interest rate of
 6%........................................   180,000     180,000       180,000
Note payable to shareholder of subsidiary
 on demand after
 January 28, 1996; fixed interest rate of
 12%.......................................   368,500           0             0
                                             --------    --------   -----------
                                              773,500     205,000       205,000
Less notes payable classified as current...   200,000           0             0
                                             --------    --------   -----------
                                             $573,500    $205,000   $   205,000
                                             ========    ========   ===========

  Following is a summary of long-term debt:

                                                                     JANUARY 29,
                                                                        1995
                                                                     -----------
Note payable to bank in monthly installments through June 1997 with variable interest rate at 1.25% above prime (9.75% at January 29,
 1995); secured byproperty and equipment...........................   $ 77,000
Note payable to an individual in monthly installments through
 January 1996,
 non-interest-bearing; interest rate imputed at 7.25%..............     44,200
                                                                      --------
                                                                       121,200
Less current portion of long-term debt.............................     70,200
                                                                      --------
                                                                      $ 51,000
                                                                      ========

  Maturities of notes payable to related parties and long-term debt are as follows:

Fiscal year 1997...................................................   $205,000
                                                                      ========

  In July 1995, the Company entered into a new revolving line-of-credit agreement with a bank (the "Credit Agreement"). The Credit Agreement provides for borrowings up to $5,000,000 through June 30, 1999 to be used for working capital and store expansions. No amounts were outstanding under the Credit Agreement at January 28, 1996 or July 28, 1996. Interest is due monthly either at the bank's prime rate minus 1% (7.5% at January 28, 1996) or at LIBOR plus 1.5% (7.04% at January 28, 1996), at the Company's option. The commitment fee on the unused amount of the Credit Agreement is .125% per annum.

  In addition to the Credit Agreement, the bank has committed a $1 million letter-of-credit facility for inventory purchases. As of January 28, 1996, $35,600 was issued against this facility.

4. INCOME TAXES

  The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the asset and liability approach.

  The provisions for income taxes consist of the following:

                                                 FISCAL YEAR ENDED
                                        ------------------------------------
                                        JANUARY 30, JANUARY 29,  JANUARY 28,
                                           1994        1995         1996
                                        ----------- -----------  -----------
Current................................  $812,600   $1,584,200   $2,354,000
Deferred...............................    32,400      (52,200)    (275,000)
                                         --------   ----------   ----------
Provision for income taxes.............  $845,000   $1,532,000   $2,079,000
                                         ========   ==========   ==========
  Reconciliations of the statutory federal income tax rate to the Company's effective tax rates are as follows:
                                                 FISCAL YEAR ENDED
                                        ------------------------------------
                                        JANUARY 30, JANUARY 29,  JANUARY 28,
                                           1994        1995         1996
                                        ----------- -----------  -----------
Statutory federal income tax rate......      34.0%        34.0%        34.0%
State income taxes, net of federal
benefit................................       4.4          4.4          4.6
Other..................................      (0.1)         1.9           .6
                                         --------   ----------   ----------
Effective income tax rate..............      38.3%        40.3%        39.2%
                                         ========   ==========   ==========

  Significant components of the Company's deferred tax assets and liabilities as of January 29, 1995 and January 28, 1996 are summarized as follows:

                                                         JANUARY 29, JANUARY 28,
                                                            1995        1996
                                                         ----------- -----------
Current deferred tax assets (liabilities):
 Inventory..............................................  $  9,000    $265,000
 Prepaid rent...........................................   (26,400)    (42,000)
 Other..................................................    31,000      22,000
                                                          --------    --------
Current deferred tax asset, net.........................    13,600     245,000
Noncurrent deferred tax asset:
Property and equipment..................................    55,000      95,000
                                                          --------    --------
Net deferred tax asset..................................  $ 68,600    $340,000
                                                          ========    ========

  Deferred tax assets and liabilities, net, are included in other current assets and other assets in the accompanying balance sheets. The Company has not recorded a valuation allowance against the deferred tax assets at January 29, 1995 or January 28, 1996.

5. COMMITMENTS

  The Company leases its retail locations and general offices under operating leases. Lease terms range from one to ten years. Certain leases call for an annual contingent payment based on gross sales at the location above a minimum level.

  Minimum future lease payments under noncancelable operating leases are as follows:

       Fiscal year ending:
        1996........................................................  $1,074,300
        1997........................................................     866,200
        1998........................................................     461,400
        1999........................................................     317,800
        2000........................................................     230,000
       Thereafter...................................................   1,150,000
                                                                      ----------
                                                                      $4,099,700
                                                                      ==========

  The minimum future lease payments include $2,300,000 associated with two retail locations, the Company's headquarters building and warehouse space, all of which are leased from related parties (Note 10).

  Occupancy expense for the years ended January 30, 1994, January 29, 1995, and January 28, 1996 was $692,500, $1,000,700, and $1,252,315, respectively, composed of $561,700, $869,800, and $1,098,305, respectively, in minimum rents and $130,800, $130,900, and $154,010, respectively, of contingent rent expense.

6. REDEEMABLE COMMON STOCK, SERIES B

  As of January 28, 1996 (prior to consummation of the Company's initial public offering), the Company had outstanding 1,137,675 shares of Series B. On January 30, 1996, upon consummation of the Company's initial public offering, each of the shares of Series B was automatically converted into one share of Common Stock. Accordingly, from that date forward, there have been no shares of Series B remaining authorized or outstanding.

  On May 10, 1995, the Company and certain private investors (the "Investors"), including certain executive officers of the Company, entered into an investment agreement, a registration rights agreement, and a shareholders' agreement (collectively, the "Agreements"). Under the terms and provisions of the Agreements, the Company raised gross proceeds of $6,501,000 through a private placement sale of 1,137,675 shares of Series B to the Investors. All shares of the Series B were automatically converted to Common Stock, at the conversion rate then in effect, upon the closing of a public offering of shares of any class of the Company's Common Stock for an aggregate price to the public of not less than $10,000,000 in cash and at a price per share to the public of at least $10.00. The public offering discussed in Notes 2 and 12 resulted in the conversion of all of the Series B, at which time the provisions, other than the registration rights discussed below, were terminated.

  The Agreements contained certain restrictive covenants which, among other things, prohibited or limited the Company from declaring or paying dividends on any shares of common stock (other than the Series B), repurchasing or issuing any stock, or making loans or advances without the approval of the Investors representing a majority of the issued and outstanding shares of the Series B.

  The Investors could have transferred or sold their Series B shares based on specific terms of the Agreements. Any Series B shares sold or transferred were subject to the restrictions imposed by the Agreements.

  The Agreements allow the Investors, under certain conditions, to request the registration of their Series B shares under the Securities Act of 1933, and the Investors have "piggyback" registration rights. The Agreements also provide that the Company will pay all of the registration costs and related expenses associated with any such offering.

  The Series B was convertible into shares of Series A computed by dividing the original issue price of the Series B to be converted by the applicable conversion price then in effect. The conversion rate at January 28, 1996 was one share of the Series A for each share of the Series B.

  The holders of the Series B were entitled to receive dividends, accruing on a daily basis, at a rate of $.286 per share per annum. As of January 28, 1996, the Company had accrued $229,800 dividends payable on the Series B. These dividends were classified as accrued expenses in the accompanying year-end consolidated financial statements, as the Company was required to pay the dividends quarterly commencing the first quarter of fiscal 1996. At the consummation of the Company's initial public offering (Note 12), the Company paid all accrued dividends on the Series B.

  The Series B had voting rights equal to the number of the Series A shares which would be represented if converted at the then-existing conversion rate.

  The Series B was redeemable at the option of the holders as follows: up to one-third of the shares could have been redeemed each year beginning on December 31, 1999, with all shares becoming redeemable on December 31, 2001. The redemption price was the higher of (i) $5.71 per share, (ii) the appraised value, or (iii) an amount equal to the total assets of the Company, less its total liabilities as of the July 31 preceding the redemption date divided by the number of shares outstanding at the redemption date.

  In the event of liquidation, holders of the Series B were entitled to receive in cash $6,501,000, plus all dividends accrued and unpaid on such shares to the date of the distribution before any distributions to the Series A shareholders.

  The proceeds from the issuance of the Series B were used to redeem all of the outstanding 1,137,675 shares of the Series A from certain of K&G's existing shareholders.

7. EMPLOYMENT AGREEMENTS

  During 1995, the Company entered into employment agreements with three executive officers. The agreements have terms ranging from two to five years and require aggregate annual compensation of $358,000, plus certain benefits. The agreements contain certain noncompete provisions and provide for severance pay if the executives are terminated by the Company other than for cause, as defined.

8. STOCK OPTIONS

  In March 1995, certain shareholders of the Company granted an executive officer of the Company options to purchase, in aggregate, 236,250 shares of the Series A from such shareholders. The options are exercisable at $3.81 per share and vest at the earliest of (i) ratably over the 18-month period ending September 1996, (ii) seven days prior to the completion date of an initial public offering (Note 12), (iii) seven days prior to the proposed date of a change in control transaction, as defined in the agreement, or (iv) upon termination of the executive officer's employment agreement other than for cause, as defined. As of January 28, 1996, none of these options had been exercised. The options expire ten years from the date of grant. In management's opinion, the exercise price of these options reasonably approximated the fair value of the Series A at the grant date.

9. ACQUISITIONS

  On August 2, 1994, the Company issued 840,000 shares of K&G common stock with a value of approximately $1,073,000 in exchange for the remaining 50% of the outstanding stock of T&C. On September 30, 1994, the Company paid $70,000 in cash for the remaining 50% of the outstanding common stock of K&G Associates of New Jersey, Inc.

  Both of these acquisitions have been accounted for using the purchase method, and accordingly, the acquired assets and liabilities have been recorded at their fair values at the date of acquisition. The results of operations have been included in the accompanying statements of operations for all periods presented, as these entities are included in the consolidated financial statements (Note 2). Minority interest in earnings of affiliates for the six months in fiscal year 1995 prior to the acquisitions was $100,100 ($167,000 before income tax) and is reflected in the accompanying statements of operations. The Company's pro forma net income for fiscal year 1994, as if the acquisitions had taken place on January 31, 1994, is $2,397,800. Approximately $223,000 of the purchase price was allocated to goodwill, which is being amortized over 15 years. Accumulated amortization totaled approximately $11,000 at January 29, 1995 and $29,100 at January 28, 1996.

10. RELATED PARTIES

  Significant related party transactions include the following:

    . Historically, the Company purchased a portion of its inventory from, and sold inventory to, a company which is owned by certain of the Company's shareholders. Pursuant to this arrangement, the Company purchased inventory in the amounts of $2,099,000, $2,382,000, and $510,640 in fiscal 1993, fiscal 1994, and fiscal 1995, respectively, and sold inventory in the amount of $200,000 and $0 in fiscal 1994 and fiscal 1995, respectively.

    . The Company leases two retail locations, its corporate headquarters building, and warehouse space from corporations owned by certain of the Company's shareholders and shareholders of subsidiaries. Rent expense of $233,900, $263,700, and $215,000 relating to these leases is included in cost of sales in the accompanying statements of operations in fiscal 1993, fiscal 1994, and fiscal 1995, respectively.

    . During fiscal 1993 and fiscal 1994 and at the beginning of fiscal 1995, the shoe departments of certain of the Company's stores were operated on a "concessionaire" basis by a company which is partially owned by certain of the Company's shareholders. Pursuant to this arrangement, the Company received 10% of the net sales of the shoe department in each of the affected stores. This arrangement resulted in payments to the Company of $124,000 and $250,000 for fiscal 1993 and fiscal 1994, respectively. At the beginning of fiscal 1995, K&G discontinued the leased shoe department operation run by this company and subsequently purchased the leased shoe department inventory for $391,000. The Company no longer operates leased shoe departments in any of the Company's stores.

    . The Company incurred consulting fees totaling $300,000, $100,000, and $0 in fiscal 1993, fiscal 1994, and fiscal 1995, respectively, relating to management services provided by companies owned by certain shareholders and officers.

    . In January 1993, the Company entered into a noncompete agreement with a former shareholder which was amortized on a straight-line basis from February 1993 through January 1996, when it terminates. The carrying values of this noncompete agreement are $89,900 and $0, net of accumulated amortization of $89,900 and $134,800, at January 29, 1995 and January 28, 1996, respectively, and are included in other assets in the accompanying balance sheets.

    . The Company has an unsecured note payable to a shareholder of a subsidiary in the amount of $180,000, which bears interest at 6% and is due on demand after February 2, 1997 (Note 3).

    . The Company has an unsecured, noninterest-bearing note payable to a shareholder of a subsidiary in the amount of $25,000 which bears interest at 12% and is due on demand after February 2, 1997 (Note 3).

11. SHAREHOLDERS' EQUITY

 Stock Dividend

  In December 1995, the Board of Directors approved a 262.5-for-one stock split, effected in the form of a stock dividend, of the Company's Series A and Series B. The stock dividend has been accounted for by a transfer from retained earnings to Series A in the amount of the par value of the additional stock issued. The stock dividend has been reflected in all periods presented. Accordingly, all previously reported common stock shares, per share, and stock option data have been restated.

 Authorization of Common Stock and Preferred Stock

  In December 1995, the Company approved an amendment and restatement of its articles of incorporation, to be effective upon consummation of the Company's initial public offering (Notes 2 and 12). These Amended and Restated Articles of Incorporation authorize 20,000,000 shares of Common Stock having a par value of $.01 per share and 2,000,000 shares of preferred stock having a par value of $.01 per share (the "Preferred Stock"). Shares of the Preferred Stock may be issued in one or more series at such time or times and for such consideration as the Board of Directors may fix and determine.

 Stock Option Plan

  In December 1995, the Company adopted the K&G Men's Center, Inc. Stock Option Plan for Employees (the "Employees' Plan"). The Employees' Plan permits the issuance of stock options to selected employees of the Company. The Employees' Plan reserves 562,500 shares of common stock for grant and provides that the term of each award be determined by the compensation committee of the Board of Directors.

  Under the terms of the Employees' Plan, options granted may be either nonqualified or incentive stock options. With regard to the incentive stock options, the exercise price, determined by the committee, may not be less than the fair market value of a share on the grant date. As of January 28, 1996, the Company has granted 119,325 options. None of these options were vested and exercisable at January 28, 1996. As of July 28, 1996, options to purchase 123,325 shares of common stock have been granted and are outstanding. All such option were granted at their fair market value as of the date of the grant.

12. SUBSEQUENT EVENTS

 Initial Public Offering

  The Company effected its initial public offering on January 24, 1996 (before fiscal 1995 year-end). This transaction closed on January 30, 1996 (after year-end). The transaction has not been reflected on the Company's financial statements as of January 28, 1996 however, it is presented in an unaudited pro forma format as if the transaction had been consummated as of January 28, 1996. The Company sold 1,127,500 shares of its common stock at $10.00 each and raised $10,131,900 after expenses of the offering.

                   [INTERIOR AND EXTERIOR STORE PHOTOGRAPHS]

===============================================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. NEITHER THE DELIV-ERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICI-TATION IS UNLAWFUL.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................   3
Risk Factors..............................................................   7
Use of Proceeds...........................................................  10
Price Range of Common Stock...............................................  10
Capitalization............................................................  11
Dividend Policy...........................................................  11
Selected Consolidated Financial Data......................................  12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  13
Business..................................................................  18
Management................................................................  26
Certain Transactions......................................................  32
Principal and Selling Shareholders........................................  33
Description of Capital Stock..............................................  34
Shares Eligible for Future Sale...........................................  36
Underwriting..............................................................  37
Legal Matters.............................................................  38
Experts...................................................................  38
Additional Information....................................................  38
Consolidated Financial Statements.........................................  F-1

===============================================================================


===============================================================================

                                1,200,000 SHARES


                                      LOGO


                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS
                                ---------------

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                              J.C. BRADFORD & CO.

                            INTERSTATE/JOHNSON LANE
                                  CORPORATION

                                         , 1996

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated fees and expenses in connection with this offering are as follows:

   SEC filing fees...............................................   $ 10,559.09
   NASD corporate finance review fee.............................      3,984.50
   Nasdaq/NMS listing fee........................................      7,177.00
   Blue Sky qualification fees and expenses......................     10,000.00*
   Accounting fees and expenses..................................      8,000.00*
   Legal fees and expenses.......................................     35,000.00*
   Transfer Agent and Registrar Fees.............................      5,000.00*
   Printing costs................................................     40,000.00*
   Miscellaneous.................................................     20,279.41*
                                                                    -----------
    Total........................................................   $140,000.00*
                                                                    ===========

--------
*Estimated.

  All of the fees and expenses of this offering will be paid by the Company.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant's Articles of Incorporation provide that directors and officers of the Registrant will be indemnified by the Registrant to the fullest extent authorized by Georgia law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Registrant. The Company has entered into a form of Indemnification Agreement consistent with this provision with all of the Company's directors and executive officers named in the Registration Statement of which this Prospectus is a part. The rights of directors and officers to indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise.

  The Registrant's Articles of Incorporation provide that directors of the Registrant will not be personally liable for monetary damages to the Registrant for certain breaches of their fiduciary duty as directors, except for (i) for any appropriation, in violation of his duties, of any business opportunity of the Company, (ii) for acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. In appropriate circumstances, equitable remedies or non-monetary relief, such as an injunction, will remain available to a shareholder seeking redress from any such violation. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Registrant).

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following paragraph of this Item 15 describes all offers and sales of securities by the Registrant within the last three years which were not registered under the Securities Act of 1933, other than securities issued as stock dividends. All of the Series B Common Stock, $.01 par value, described below was automatically converted to Common Stock in January 1996, upon consummation of the Registrant's initial public offering. The transactions described below are claimed to be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, based upon, among other things, written investment representations made by the parties to whom such securities were issued. The transactions in which securities were issued are as follows:

  On May 10, 1995, the Company sold 1,137,675 shares of its Redeemable Common Stock, Series B (after giving effect to a 262.5-for-one stock split, effective December 4, 1995), to three institutional investors and an officer of the Company for total consideration of $6.501 million. The Registrant claims
Section 4(2) of the Securities Act of 1933, as amended, as the exemption on which these transactions were based.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBIT INDEX

  1.1Form of Underwriting Agreement.

  3.1Form of Amended and Restated Articles of Incorporation of the Registrant.*

  3.2Form of Amended and Restated Bylaws of the Registrant.*

  4.1Form of certificate representing shares of the Registrant's Common
         Stock.*

  5.1Legal opinion of Hunton & Williams regarding legality of securities being registered.

  9.1Voting Agreement by and among various shareholders of the Company.*

  10.1 Amended and Restated Revolving Credit Agreement, dated as of July 19, 1995, by and between K&G Men's Center, Inc. and Trust Company Bank.*

  10.1(a) First Amendment to Amended and Restated Revolving Credit Agreement, dated as of July 10, 1996, by and between K&G Men's Center, Inc. and SunTrust Bank, Atlanta (formerly Trust Company Bank).

  10.2 Employment Agreement, dated as of May 10, 1995, between K&G Men's Center, Inc. and Stephen H. Greenspan.*

  10.3 Employment Agreement, dated as of May 10, 1995, between K&G Men's Center, Inc. and Martin Schwartz.*

  10.4 Employment Agreement, dated as of March 25, 1995, between K&G Men's Center, Inc. and John C. Dancu.*

  10.5K&G Men's Center, Inc. Stock Option Plan for Employees.*

  10.6 Lease Agreement, dated as of January 23, 1992, between G&R, Inc. and K&G Liquidation Centers, Inc.*

  10.7 Lease Agreement, dated as of July 2, 1991, between M.C. Long & Associates Joint Venture and T&C Liquidators of Texas, Inc.*

  10.8Form of Indemnification Agreement.*

  10.9 Lease Agreement, dated as of November 20, 1995, between Ellsworth Realty, L.L.C. and K&G Men's Center, Inc.

  10.9(a) Amendment to Lease Agreement, dated as of November 29, 1995, between Ellsworth Realty, L.L.C. and K&G Men's Center, Inc.

  10.10 K&G Men's Center, Inc. Stock Option Plan for Directors.**

  11.1Statement regarding computation of per share data.

  21.1List of the Registrant's Subsidiaries.*

  23.1Consent of Arthur Andersen LLP.

  23.2Consent of Hunton & Williams (included in Exhibit 5.1).

  24.2Power of Attorney (set forth on the signature page to this Registration
         Statement).
--------
* Incorporated by reference to exhibit of same number in the Company's Registration Statement on Form S-1 (Registration No. 33-80025).
** Incorporated by reference to Appendix A of the Company's definitive Proxy
  Statement for its 1996 Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission on May 7, 1996 (File No. 0-27348).

  (b) Financial Statement Schedules.

    None.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication on such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 15th day of October, 1996.

                                          K&G Men's Center, Inc.

                                          By:    /s/ Stephen H. Greenspan
                                             -------------------------------
                                             Stephen H. Greenspan
                                             Chairman, President and
                                              Chief Executive Officer

                               POWER OF ATTORNEY

  Each person whose signature appears below hereby constitutes and appoints Stephen H. Greenspan and John C. Dancu, or either of them, the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1, to sign any related registration statement filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on October 15, 1996.

                 SIGNATURES                                     TITLE
                 ----------                  -------------------------------------------
          /s/ Stephen H. Greenspan           Chairman, President, Chief Executive
  __________________________________________ Officer and Director (principal executive
             STEPHEN H. GREENSPAN            officer)

              /s/ John C. Dancu              Chief Financial Officer (principal
  __________________________________________ accounting officer)
                JOHN C. DANCU

         /s/ Campbell B. Lanier, III         Director
  __________________________________________
           CAMPBELL B. LANIER, III

             /s/ W. Scott Miller             Director
  __________________________________________
               W. SCOTT MILLER

              /s/ W. Paul Ruben              Director
  __________________________________________
                W. PAUL RUBEN